UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: August 22, 2014

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File No. 333-189231, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and six month periods ended June 30, 2014 and 2013. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ 2013 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this Form 6-K.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of dry bulk products that are transported by Navios Holdings’ vessels; (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; or (iv) changes in interest rates. Other factors that might cause a difference include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ 2013 annual report on Form 20-F.

Recent Developments

Navios Holdings

Changes in Capital Structure

Issuances of American Depositary Shares Representing Preferred Stock

On July 8, 2014, the Company completed the sale of 4,800,000 American Depositary Shares, including 600,000 American Depositary Shares sold as part of the exercise of an overallotment option granted to the underwriters, each of which represents 1/100th of a share of the Company’s Series H Cumulative Redeemable Perpetual Preferred Stock, with a liquidation preference of $2,500.00 per share, priced at $25.00 per American Depositary Share (the “Series H”). Dividends will be payable at a rate of 8.625% per annum of the stated liquidation preference. The net proceeds of approximately $115.8 million from the offering (after deducting underwriting discounts and estimated offering expenses) will be used for general corporate purposes, including acquisition of vessels.

Issuances to Employees and Exercise of Options

During the six month periods ended June 30, 2014 and 2013, pursuant to the stock plan approved by the Board of Directors, 141,839 and 87,750 shares were issued following the exercise of options for a total of $0.6 million and $0.3 million, respectively.

Vested, Surrendered and Forfeited

During the six month periods ended June 30, 2014 and 2013, 25,120 and 0 restricted stock units, respectively, issued to the Company’s employees vested.

During the six month periods ended June 30, 2014 and 2013, 4,625 and 12,452 restricted shares of common stock, respectively, were forfeited upon termination of employment of certain employees.

Conversion of Preferred Stock

On June 30, 2014, 561 shares of convertible preferred stock out of the total 1,870 shares of convertible preferred stock issued in June 2009 (at a $10,000 nominal value per share) were automatically converted into 561,000 shares of common stock. The conversion resulted from their original terms, which provided that five years after the issuance date of the shares of the convertible preferred stock, 30% of the then-outstanding shares of preferred stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share.

Navios Holdings had outstanding as of June 30, 2014 and December 31, 2013, 104,984,363 and 104,261,029 shares of common stock, respectively, and 27,918 (20,000 Series G Cumulative Redeemable Perpetual Preferred Stock issued in January 2014 (the “Series G”) and 7,918 shares of convertible preferred stock) and 8,479 shares of convertible preferred stock, respectively.

Fleet Update

On June 4, 2014, Navios Holdings took delivery of the Navios Gem, a 2014-Japanese built 181,336 deadweight tons (“dwt”) Capesize vessel for a purchase price of $54.2 million, of which $24.2 million was paid in cash and $30.0 million was financed through a loan with DVB Bank SE, Crédit Agricole Corporate and Investment Bank and Norddeutsche Landesbank Girozentrale. The loan bears interest at a rate of LIBOR plus 275 basis points and is repayable in 24 quarterly installments of $0.5 million, with a final balloon payment of $18.8 million on the last repayment date.

Navios South American Logistics Inc. (“Navios Logistics”)

In the second quarter of 2014, Navios Logistics took delivery of 36 newbuilding barges in China and positioned them in South America. These barges, along with three second-hand pushboats that were acquired in January 2014, have been placed to service three six-year time charter contracts at $14,500, net per day each, with an investment grade counterparty.

On July 4, 2014, Navios Logistics took delivery of additional 36 newbuilding barges from a Chinese shipyard, which are currently being transported to South America.

Dividend Policy

On August 14, 2014, the Board of Directors declared a quarterly cash dividend for the second quarter of 2014 of $0.06 per share of common stock. The dividend is payable on September 26, 2014 to stockholders of record as of September 18, 2014. The declaration and payment of any further dividend remain subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Dividends from affiliates

In August 2014, Navios Holdings received $7.5 million from Navios Maritime Partners L.P. (“Navios Partners”) representing the cash distribution for the second quarter of 2014.

In July 2014, Navios Holdings received $3.6 million from Navios Maritime Acquisition Corporation (“Navios Acquisition”) representing the cash dividend for the first quarter of 2014.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisition’s fleet, Navios Partners’ fleet and Navios Europe Inc.’s (“Navios Europe”) fleet, and commercially manages its chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of ship management, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

On August 25, 2005, Navios Holdings was acquired by International Shipping Enterprises, Inc. (“ISE”) through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.

Navios Logistics

Navios Logistics, a consolidated subsidiary of Navios Holdings, is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats. Navios Holdings currently owns 63.8% of Navios Logistics.

Navios Asia LLC (“Navios Asia”)

In May 2013, Navios Holdings formed Navios Asia in partnership with a third party and owned 51.0% of Navios Asia. In May 2014, Navios Holdings became the sole shareholder of Navios Asia by acquiring the remaining 49.0% for a total cash consideration of $10.9 million.

Affiliates (not consolidated under Navios Holdings)

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. Currently, Navios Holdings owns a 20.0% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. Currently, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition is 43.1% and its economic interest in Navios Acquisition is 46.4%.

Navios Europe is engaged in the marine transportation industry through the ownership of five tankers and five container vessels. Currently, Navios Holdings owns a 47.5% interest in Navios Europe.

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “core fleet” consists of 63 vessels totaling 6.2 million dwt. The employment profile of the fleet as of August 18, 2014 is reflected in the tables below. The 54 vessels in current operation aggregate approximately 5.3 million dwt and have an average age of 7.3 years. Navios Holdings has currently fixed 74.6% (85.5% including index-linked charters) and 4.5% (15.4% including index-linked charters) of the 2014 and 2015 available days, respectively, of its fleet (excluding vessels which are utilized to fulfill Contracts of Affreightment (“COAs”)), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreements of $162.1 million and $16.0 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels which are utilized to fulfill COAs) is $12,621 and $20,966 for 2014 and 2015, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for 2014 is $13,400.

Owned Fleet. Navios Holdings owns a fleet comprised of 14 Ultra Handymax vessels, 12 Capesize vessels, 12 Panamax vessels and one Handysize vessel, which have an average age of approximately 7.8 years. Of the 39 owned vessels, 37 are currently in operation and two newbuilding owned vessels are expected to be delivered in the fourth quarter of 2015.

Vessels	Type	Built	DWT	Charter-out Rate(1)		Profit Share	Expiration Date(2)
Navios Serenity	Handysize	2011	34,690	9,453		No	08/29/2014
Navios Ionian	Ultra Handymax	2000	52,067	8,075		No	09/12/2014
Navios Celestial	Ultra Handymax	2009	58,063	9,307 —		70% in excess of $8,000 basis Supramax Index Routes +8%	08/29/2014 07/16/2015
Navios Vector	Ultra Handymax	2002	50,296	10,491 —		Average Supramax Index Routes	08/17/2014 09/20/2014
Navios Horizon	Ultra Handymax	2001	50,346	6,175		No	10/23/2014
Navios Herakles	Ultra Handymax	2001	52,061	7,600		No	08/30/2014
Navios Achilles	Ultra Handymax	2001	52,063	6,650		No	08/26/2014
Navios Meridian	Ultra Handymax	2002	50,316	5,700		No	08/20/2014
Navios Mercator	Ultra Handymax	2002	53,553	9,928		No	11/17/2014
Navios Arc	Ultra Handymax	2003	53,514	5,225		No	09/04/2014
Navios Hios	Ultra Handymax	2003	55,180	10,437 —		100% in excess of $8,500 basis Supramax Index Routes	08/17/2014 08/07/2015
Navios Kypros	Ultra Handymax	2003	55,222	10,450		No	08/27/2014
Navios Ulysses	Ultra Handymax	2007	55,728	11,400		No	08/05/2014
Navios Vega	Ultra Handymax	2009	58,792	9,195 —		100% in excess of $9,500 basis Supramax Index Routes +5%	08/27/2014 03/22/2015
Navios Astra	Ultra Handymax	2006	53,468	9,500		No	08/28/2014
Navios Magellan	Panamax	2000	74,333	4,513 —		Weighted average basis Panamax Index Routes +2%	08/20/2014 05/22/2015
Navios Star	Panamax	2002	76,662	10,450		No	11/15/2014
Navios Asteriks	Panamax	2005	76,801	—		—	—
Navios Centaurus	Panamax	2012	81,472	12,350		No	09/05/2014
Navios Avior	Panamax	2012	81,355	6,007 —		Weighted average basis Panamax Index Routes +14%	08/24/2014 04/25/2015
Navios Galileo	Panamax	2006	76,596	14,250		No	11/15/2014
Navios Northern Star	Panamax	2005	75,395	8,566		No	01/03/2015
Navios Amitie	Panamax	2005	75,395	11,210		No	12/17/2014
Navios Taurus	Panamax	2005	76,596	4,688 —		Weighted average basis Panamax Index Routes +7%	08/21/2014 05/22/2015
N Amalthia	Panamax	2006	75,318	12,113		No	12/23/2014
N Bonanza	Panamax	2006	76,596	13,538		No	01/12/2015
Navios Bonavis	Capesize	2009	180,022	13,485 —		105% in excess of $14,000 basis Baltic Capesize Index 4TC Index Routes	08/17/2014 06/10/2015
Navios Happiness	Capesize	2009	180,022	14,488		No	11/03/2015
Navios Lumen	Capesize	2009	180,661	13,538 —	(6)	105% in excess of $15,000 basis Baltic Capesize Index 4TC Index Routes	08/22/2014 05/08/2015
Navios Stellar	Capesize	2009	169,001	19,000		No	01/02/2015
Navios Phoenix	Capesize	2009	180,242	25,175		No	12/31/2014	(5)
Navios Antares	Capesize	2010	169,059	16,105 —		$10,000 +54% of the basis Baltic Capesize Index average 4TC Index Routes	08/22/2014 02/16/2015
Navios Etoile	Capesize	2010	179,234	29,356		50% in excess of $38,500	12/02/2020

Navios Bonheur	Capesize	2010	179,259	15,569 —		105% in excess of $15,000 basis Baltic Capesize Index 4TC Index Routes	08/23/2014 03/13/2015
Navios Altamira	Capesize	2011	179,165	23,000		No	08/26/2014
Navios Azimuth	Capesize	2011	179,169	23,750		No	08/21/2014
Navios Gem	Capesize	2014	181,336	22,000		No	10/06/2014

Owned Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)
Navios TBN	Panamax	Q4 2015	84,000
Navios TBN	Capesize	Q4 2015	180,600

Long-Term Fleet. In addition to the 39 owned vessels, Navios Holdings controls a fleet of five Capesize, six Panamax, five Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, which have an average age of approximately 6.3 years. Of the 24 chartered-in vessels, 17 are currently in operation and seven are scheduled for delivery at various times through November 2016, as set forth in the following table:

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option(3)		Charter-out Rate(1)		Expiration Date(2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	7,743		08/22/2014
Navios Primavera	Ultra Handymax	2007	53,464	Yes		9,500		12/22/2014
Navios Armonia	Ultra Handymax	2008	55,100	No		11,016		10/31/2014
Navios Apollon	Ultra Handymax	2000	52,073	No		10,264 —	(7) (7)	08/24/2014 08/30/2014
Navios Oriana	Ultra Handymax	2012	61,442	Yes		11,479 —	(9) (9)	08/24/2014 09/04/2014
Navios Mercury	Ultra Handymax	2013	61,393	Yes		7,580 —	(10) (10)	08/19/2014 07/20/2015
Navios Libra II	Panamax	1995	70,136	No		12,469		08/29/2014
Navios Altair	Panamax	2006	83,001	No		4,513		08/23/2014
Navios Esperanza	Panamax	2007	75,356	No		8,218		03/15/2015
Navios Marco Polo	Panamax	2011	80,647	Yes		5,347 —	(11) (11)	08/29/2014 06/14/2015
Navios Southern Star	Panamax	2013	82,224	Yes		10,705 —	(8) (8)	08/27/2014 03/01/2015
Navios Koyo	Capesize	2011	181,415	Yes		14,250 —	(12) (12)	08/22/2014 05/19/2015
Golden Heiwa	Panamax	2007	76,662	No				—
Beaufiks	Capesize	2004	180,310	Yes				—
Rubena N	Capesize	2006	203,233	No				—
King Ore	Capesize	2010	176,800	No				—
Navios Obeliks	Capesize	2012	181,415	Yes				—

Long-term Chartered-in Vessels to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Venus	Ultra Handymax	02/2015	Yes	61,000
Navios Amber	Panamax	05/2015	Yes	80,000
Navios TBN	Panamax	07/2015	Yes	82,000
Navios TBN	Panamax	11/2016	Yes	84,000
Navios TBN	Panamax	11/2016	Yes	81,000
Navios TBN	Panamax	11/2016	Yes	81,000
Navios Felix	Capesize	04/2016	Yes	180,000

(1)	Daily rate net of commissions. These rates do not include insurance proceeds received upfront in November 2012 and March 2014.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Subject to COA of $45,500 per day for the remaining period until first quarter of 2015.
(6)	Amount represents daily rate of mitigation proceeds following the restructuring of the original charter.
(7)	Profit sharing 100% in excess of $8,000 basis Supramax Index Routes.
(8)	Based on weighted average Panamax Index routes +17%.
(9)	Based on weighted average Supramax Index routes +10%.
(10)	Based on weighted average Supramax Index Routes +12%.
(11)	Based on average Panamax Index 4TC Routes +15%.
(12)	110% in excess of $15,000 basis Baltic Capesize Index 4TC.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet. Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for durations of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for periods of up to 10 years at inception to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and forward freight agreements (“FFAs”).

In 2013 and through June 30, 2014, this chartering policy had the effect of generating Time Charter Equivalents (“TCE”) that were higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $13,548 per day for the six month period ended June 30, 2014. The average long-term charter-in hire rate per vessel per day was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year, (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, the operating cost advantage of Navios Holdings’ owned vessels and long-term chartered fleet, which is chartered-in at favorable rates, will continue to help mitigate the impact of the declines in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing has also been negatively impacted.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations of Navios Logistics could be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2013 annual report on Form 20-F filed with the Securities and Exchange Commission for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet by chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.2 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE revenue also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 7.8 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment and Forward Freight Agreements (COAs and FFAs)

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic backhaul cargo contracts.

Navios Holdings may enter into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risks relating to the possible inability of counterparties to meet the terms of their contracts.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices. No over-the-counter trades have been executed since 2012, or were active during that time. LCH calls for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by LCH. At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with LCH are determined from the LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments from which it derives its revenues, Drybulk Vessel Operations and Logistics Business. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. For Navios Holdings’ reporting purposes, Navios Logistics is considered as one reportable segment, the Logistics Business segment. The Logistics Business segment consists of Navios Holdings’ port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

Period over Period Comparisons

For the Three Month Period Ended June 30, 2014 Compared to the Three Month Period Ended June 30, 2013

The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2014 and 2013, respectively. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Three Month Period Ended June 30, 2014	Three Month Period Ended June 30, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$145,408	$125,572
Time charter, voyage and logistics business expenses	(63,514)	(65,632)
Direct vessel expenses	(33,840)	(26,444)
General and administrative expenses	(9,567)	(9,873)
Depreciation and amortization	(25,828)	(24,233)
Interest expense and finance cost, net	(28,521)	(27,372)
Gain on sale of assets	—	18
Loss on bond extinguishment	(27,281)	—
Other (expense)/income, net	(7,481)	9,778

Loss before equity in net earnings of affiliated companies	$(50,624)	$(18,186)
Equity in net earnings of affiliated companies	7,079	4,127

Loss before taxes	$(43,545)	$(14,059)
Income tax expense	(848)	(128)

Net Loss	$(44,393)	$(14,187)
Less: Net loss/(income) attributable to the noncontrolling interest	7,713	(1,694)

Net loss attributable to Navios Holdings common stockholders	$(36,680)	$(15,881)

Set forth below are selected historical and statistical data for Navios Holdings (excluding Navios Logistics) for each of the three month periods ended June 30, 2014 and 2013 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended June 30,
	2014	2013
	(unaudited)	(unaudited)
FLEET DATA
Available days	5,395	4,586
Operating days	5,391	4,449
Fleet utilization	99.9%	97.0%
Equivalent vessels	59	50
AVERAGE DAILY RESULTS
Time Charter Equivalents	$11,923	$10,600

During the three month period ended June 30, 2014, there were 809 more available days, as compared to the same period of 2013, due to (i) an increase in available days for owned vessels by 556 days, mainly due to the delivery of the Navios Taurus, Navios Galileo, Navios Amitie, Navios Northern Star and N Amalthia in the second half of 2013 and the N Bonanza and Navios Gem in the first half of 2014; and (ii) an increase in charter-in fleet available days by 253 days.

The average TCE rate for the three month period ended June 30, 2014 was $11,923 per day, $1,323 per day higher than the rate achieved in the same period of 2013. This was due primarily to the increase in the freight market during the second quarter of 2014 as compared to the same period in 2013.

Revenue: Revenue from drybulk vessel operations for the three months ended June 30, 2014 was $75.4 million as compared to $62.1 million for the same period during 2013. The increase in drybulk revenue was mainly attributable to (i) an increase in the TCE per day by 12.5% to $11,923 per day in the second quarter of 2014; and (ii) an increase in available days as described above.

Revenue from the logistics business was $70.0 million for the three months ended June 30, 2014 as compared to $63.5 million for the same period of 2013. This increase was mainly attributable to a $2.5 million increase in the barge business, a $2.0 million increase in the cabotage business and a $2.0 million increase in the port terminal business.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $2.1 million, or 3.2%, to $63.5 million for the three month period ended June 30, 2014, as compared to $65.6 million for the three month period ended June 30, 2013.

The time charter and voyage expenses from drybulk operations decreased by $2.4 million, or 6.0%, to $39.1 million for the three month period ended June 30, 2014, as compared to $41.5 million for the three month period ended June 30, 2013. This was primarily due to less loss voyages in the current period.

Of the total amounts for the three month periods ended June 30, 2014 and 2013, $24.4 million and $24.1 million, respectively, were related to Navios Logistics. The increase in time charter, voyage and logistics business expenses related to Navios Logistics was mainly due to a decrease in the Paraguayan liquid port’s volume of products sold.

Direct Vessel Expenses: Direct vessel expenses increased by $7.4 million, or 28.0%, to $33.8 million for the three month period ended June 30, 2014, as compared to $26.4 million for the three month period ended June 30, 2013. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

The direct vessel expenses from drybulk operations increased by $4.2 million, or 43.9%, to $13.8 million for the three month period ended June 30, 2014, as compared to $9.6 million for the three month period ended June 30, 2013. This increase was mainly attributable to the increased number of vessels in Navios Holdings’ fleet since the third quarter of 2013.

Of the total amounts for the three month periods ended June 30, 2014 and 2013, $20.0 million and $16.8 million, respectively, related to Navios Logistics. The increase in direct vessel expenses related to Navios Logistics was mainly due to an increase in the expenses of the barge and the cabotage business, which was mainly attributable to higher repairs, maintenance and crew costs and an increase in the cabotage fleet’s available days.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Three Month Period Ended June 30, 2014	Three Month Period Ended June 30, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Drybulk Vessel Operations	$6,216	$6,052
Logistics Business	3,351	3,540

Sub-total	9,567	9,592
Credit risk insurance	—	281

General and administrative expenses	$9,567	$9,873

The decrease in general and administrative expenses by $0.3 million, or 3.1%, to $9.6 million for the three month period ended June 30, 2014, as compared to $9.9 million for the three month period ended June 30, 2013, was mainly attributable to (i) a $0.2 million decrease in payroll and other related costs; (ii) a $0.3 million decrease in credit risk insurance fees following the termination of the credit default insurance policy on March 25, 2014; and (iii) a $0.2 million decrease attributable to the logistics business. The overall decrease was partially offset by (i) a $0.4 million increase in other administrative expenses.

Depreciation and Amortization: For the three month period ended June 30, 2014, depreciation and amortization increased by $1.6 million to $25.8 million as compared to $24.2 million for the three month period ended June 30, 2013. The increase was primarily due to an increase in depreciation and amortization of drybulk vessels by $1.4 million following the new vessel deliveries during the second half of 2013 and the first half of 2014.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the three month period ended June 30, 2014 increased by $1.1 million, or 4.2%, to $28.5 million, as compared to $27.4 million in the same period of 2013. The increase was mainly due to (i) a $0.7 million increase in interest expense and finance cost, net of the logistics business due to (a) the interest expense generated by the $90.0 million of the senior notes due on April 15, 2019 (the “Additional 2019 Logistics Senior Notes”) issued in March 2013, and (b) the additional interest expense generated by the 2022 Logistics Senior Notes (as defined herein) issued in April 2014; and (ii) a $0.4 million increase in interest expense and finance cost, net of drybulk vessel operations mainly due to the additional interest expense generated by the 2022 Notes (as defined herein) issued in November 2013.

Loss on Bond Extinguishment: On April 22, 2014, Navios Logistics completed the sale of $375.0 million in aggregate principal amount of 7.25% senior notes due 2022 (the “2022 Logistics Senior Notes”). From the net proceeds of the offering Navios Logistics repaid in full the $290.0 million of the 2019 Logistics Senior Notes (as defined herein). The effect of this early repayment resulted in the recognition of a $27.3 million loss in the statement of comprehensive income, which comprises a $7.9 million loss relating to the accelerated amortization of unamortized deferred finance costs, a $3.1 million gain relating to the accelerated amortization of unamortized 2019 Logistics Senior Notes premium and a $22.5 million loss relating to cash payments for tender premium fees and expenses.

Other (Expense)/Income, Net: Other (expense)/income, net increased by $17.2 million, or 176.5%, to a $7.5 million loss for the three month period ended June 30, 2014, as compared to $9.7 million of income for the same period in 2013. This increase was due to (i) a $17.1 million increase in other expense, net of drybulk vessel operations; and (ii) a $0.1 million increase in other expenses, net of the logistics business.

The increase in other expenses, net of drybulk vessels operations was mainly due to (i) a $11.5 million expense relating to the reclassification to earnings of available-for-sale securities for an other-than-temporary impairment; (ii) a $0.3 million increase in other expenses; and (iii) $12.5 million of income relating to the fair value valuation of Korea Line Corporation (“KLC”) shares received during the same period in 2013 as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC. This increase in other expenses, net was partially mitigated by $7.2 million of income relating to the sale of a defaulted counterparty claim to an unrelated third party during the three month period ended June 30, 2014.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $3.0 million, or 71.5%, to $7.1 million for the three month period ended June 30, 2014, as compared to $4.1 million for the same period in 2013. This increase was mainly due to a $3.6 million increase in investment income which was partially mitigated by a $0.6 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners. The $3.6 million increase in investment income consisted of (i) $0.9 million relating to Navios Acquisition; (ii) $2.3 million relating to Navios Partners; and (iii) $0.4 million mainly relating to Navios Europe.

Navios Holdings’ ownership in Navios Partners and Navios Acquisition decreased following Navios Partners’ and Navios Acquisitions’ offerings in February of 2014. The Company determined that the issuance of shares qualified as a sale of shares by the equity method investee.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (see also “Related Party Transactions”).

Income Tax Expense: Income tax expense increased by $0.7 million to $0.8 million for the three month period ended June 30, 2014, as compared to $0.1 million for the same period in 2013. The total change in income taxes was mainly attributable to Navios Logistics’ increase in income tax expense relating to the barge and cabotage business. This increase was partially mitigated by an increase in income tax benefit of the port terminal business.

Net Loss/(Income) Attributable to the Noncontrolling Interest: Net loss attributable to the noncontrolling interest increased by $9.4 million to a $7.7 million loss for the three month period ended June 30, 2014, as compared to $1.7 million of income for the same period in 2013. This increase was mainly attributable to logistics business net loss for the three month period ended June 30, 2014, as compared to net income for the same period in 2013.

For the Six Month Period Ended June 30, 2014 Compared to the Six Month Period Ended June 30, 2013

The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2014 and 2013. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Six Month Period Ended June 30, 2014	Six Month Period Ended June 30, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$267,599	$259,409
Time charter, voyage and logistics business expenses	(114,692)	(135,640)
Direct vessel expenses	(62,168)	(54,139)
General and administrative expenses	(20,598)	(18,835)
Depreciation and amortization	(51,502)	(48,556)
Interest expense and finance cost, net	(56,567)	(52,730)
Gain on sale of assets	—	18
Loss on bond extinguishment	(27,281)	—
Other (expense)/income, net	(5,415)	6,474

Loss before equity in net earnings of affiliated companies	(70,624)	(43,999)
Equity in net earnings of affiliated companies	29,497	18,250

Loss before taxes	(41,127)	(25,749)
Income tax (expense)/benefit	(1,136)	3,572

Net loss	(42,263)	(22,177)
Less: Net loss/(income) attributable to the noncontrolling interest	7,636	(3,859)

Net loss attributable to Navios Holdings common stockholders	$(34,627)	$(26,036)

Set forth below are selected historical and statistical data for Navios Holdings for each of the six month periods ended June 30, 2014 and 2013 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Six Month Period Ended June 30,
	2014	2013
	(unaudited)	(unaudited)
FLEET DATA
Available days	10,580	8,916
Operating days	10,555	8,669
Fleet utilization	99.8%	97.2%
Equivalent vessels	58	49
AVERAGE DAILY RESULTS
Time Charter Equivalents	$12,389	$11,211

During the six month period ended June 30, 2014, there were 1,664 more available days as compared to the same period of 2013, due to (i) an increase in available days for owned vessels by 1,090 days mainly due to the delivery of the Navios Taurus, Navios Galileo, Navios Amitie, Navios Northern Star and N Amalthia in the second half of 2013 and the N Bonanza and Navios Gem in the first half of 2014; and (ii) an increase in charter-in fleet available days by 574 days.

The average TCE rate for the six month period ended June 30, 2014 was $12,389 per day, $1,178 per day higher than the rate achieved in the same period of 2013. This was due primarily to the increase in the freight market during the first half of 2014 as compared to the same period in 2013.

Revenue: Revenue from drybulk vessel operations for the six months ended June 30, 2014 was $152.0 million as compared to $122.7 million for the same period during 2013. The increase in drybulk revenue was mainly attributable to (i) an increase in the TCE per day by 10.5% to $12,389 per day in the first half of 2014; and (ii) an increase in available days as described above.

Revenue from the logistics business was $115.6 million for the six months ended June 30, 2014 as compared to $136.7 million for the same period of 2013. This decrease was mainly attributable to a $26.0 million decrease in the Paraguayan liquid port’s volume of products sold, which was partially mitigated by (i) a $2.3 million increase in the cabotage business; (ii) a $2.0 million increase in the barge business; and (iii) a $0.6 million increase in the port terminal business.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $20.9 million, or 15.4%, to $114.7 million for the six month period ended June 30, 2014, as compared to $135.6 million for the six month period ended June 30, 2013.

The time charter and voyage expenses from drybulk operations increased by $1.4 million, or 1.8%, to $77.5 million for the six month period ended June 30, 2014, as compared to $76.1 million for the six month period ended June 30, 2013. This was primarily due to an overall increase in charter-in fleet available days (as discussed above).

Of the total amounts for the six month periods ended June 30, 2014 and 2013, $37.2 million and $59.5 million, respectively, were related to Navios Logistics. The decrease in time charter, voyage and logistics business expenses was mainly due to a decrease in the volume of products sold in the liquid port in Paraguay, which was partially mitigated by an increase in fuel expense due to an increase in the number of voyages under COA contracts.

Direct Vessel Expenses: Direct vessel expenses increased by $8.0 million, or 14.8%, to $62.2 million for the six month period ended June 30, 2014, as compared to $54.2 million for the same period in 2013. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

The direct vessel expenses from drybulk operations increased by $7.4 million, or 38.9%, to $26.5 million for the six month period ended June 30, 2014, as compared to $19.1 million for the six month period ended June 30, 2013. This increase was mainly attributable to the increased number of vessels in Navios Holdings’ fleet since the third quarter of 2013.

Of the total amounts for the six month periods ended June 30, 2014 and 2013, $35.6 million and $35.1 million, respectively, were related to Navios Logistics. The increase in direct vessel expenses related to Navios Logistics was mainly attributable to an increase in the expenses of the barge and the cabotage business, which was mainly attributable to (i) higher crew costs; and (ii) commencement of operations of three new dry cargo convoys under time charter contracts during the second quarter of 2014.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Six Month Period Ended June 30, 2014	Six Month Period Ended June 30, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Drybulk Vessel Operations	$12,950	$11,650
Logistics Business	6,759	6,611

Sub-total	19,709	18,261
Credit risk insurance	889	574

General and administrative expenses	$20,598	$18,835

The increase in general and administrative expenses by $1.8 million, or 9.4%, to $20.6 million for the six month period ended June 30, 2014, as compared to $18.8 million for the six month period ended June 30, 2013, was mainly attributable to (i) a $1.0 million increase in payroll and other related costs; (ii) a $0.3 million increase in credit risk insurance fees following the termination of the credit default insurance policy on March 25, 2014; (iii) a $0.6 million increase in other administrative expenses; and (iv) a $0.2 million increase attributable to the logistics business. The overall increase was partially offset by a $0.3 million decrease in professional, legal and audit fees.

Depreciation and Amortization: For the six month period ended June 30, 2014, depreciation and amortization increased by $3.0 million, or 6.1%, to $51.5 million, as compared to $48.5 million for the same period in 2013. The increase was primarily due to (i) an increase in depreciation and amortization of drybulk vessels by $2.8 million following the new vessel deliveries during the second half of 2013 and the first half of 2014; and (ii) an increase in depreciation and amortization of the logistics business by $0.2 million, mainly due to delivery of three new pushboats in June 2013 and the completion of the new conveyor belt in the fourth quarter of 2013.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the six month period ended June 30, 2014 increased by $3.8 million, or 7.3%, to $56.5 million, as compared to $52.7 million in the same period of 2013. This increase was mainly due to (i) a $2.4 million increase in interest expense and finance cost, mainly attributable to the logistics business, due to (a) the additional interest expense generated by the Additional 2019 Logistics Senior Notes issued in March 2013; and (b) the additional interest expense generated by the 2022 Logistics Senior Notes (as defined herein) issued in April 2014; and (ii) a $1.4 million decrease in interest income, mainly attributable to the drybulk vessel operations, due to (a) full receipt of Navios Acquisition’s loan receivable in the first quarter of 2013; and (b) the decrease in interest income from time deposits which was partially mitigated by the interest income from the Navios Europe working capital loan.

Other (Expense)/Income, Net: Other (expense)/income, net increased by $11.8 million, or 183.6%, to $5.4 million of expense for the six month period ended June 30, 2014, as compared to $6.4 million of income for the same period in 2013. This increase was due to a $13.6 million increase in other expense, net of drybulk vessel operations partially mitigated by a $1.8 million decrease in other expenses, net of the logistics business.

The increase in other expense, net of drybulk vessels operations is mainly due to (i) a $11.5 million expense relating to the reclassification to earnings of available-for-sale securities for an other-than-temporary impairment; and (ii) a $13.1 million of income relating to the fair value valuation of KLC shares received during the same period in 2013 as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC. This increase in other expenses, net was partially mitigated by (i) $7.2 million of income relating to the sale of a defaulted counterparty claim to an unrelated third party; (ii) $3.6 million of income from the termination of the credit default insurance policy on March 25, 2014; and (iii) a $0.2 million decrease in other expenses during the six month period ended June 30, 2014.

The decrease in other expenses, net of the logistics business was mainly due to (i) lower other-than-income taxes; and (ii) decreased expenses from foreign exchange differences as a result of a favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the countries where Navios Logistics conducts its barge and port terminal business operations.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $11.3 million, or 61.6%, to $29.5 million for the six month period ended June 30, 2014, as compared to $18.2 million for the same period in 2013. This increase was mainly due to a $11.5 million increase in investment income which was partially offset by a $0.2 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners. The $11.5 million increase in investment income consisted of (i) $4.1 million relating to Navios Acquisition ($11.4 million of gains relating to Navios Acquisition, mainly as a result of the issuance of shares following Navios Acquisition’s offering in February 2014, which qualified as a sale of shares, and a $7.3 million increase in equity losses); (ii) $6.8 million relating to Navios Partners ($5.3 million of gains relating to Navios Partners, mainly as a result of the issuance of shares following Navios Partners’ offering in February 2014, which qualified as a sale of shares, and a $1.5 million increase in equity income); and (iii) a $0.6 million increase in investment income mainly from Navios Europe.

Navios Holdings’ ownership in Navios Partners and Navios Acquisition decreased following Navios Partners’ and Navios Acquisition’s offerings in February of 2014. The Company determined that the issuance of shares qualified as a sale of shares by the equity method investee.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (see also “Related Party Transactions”).

Income Tax Expense/(Benefit): Income tax expense for the six month period ended June 30, 2014 increased by $4.7 million, or 131.8%, to $1.1 million for the six month period ended June 30, 2014, as compared to a $3.6 million benefit for the same period in 2013. The total change in income taxes was mainly attributable to Navios Logistics due to the merging of certain subsidiaries in Paraguay affecting the port terminal business and the barge business in the first quarter of 2013.

Net Loss/(Income) Attributable to the Noncontrolling Interest: Net loss attributable to noncontrolling interest increased by $11.4 million to $7.6 million for the six month period ended June 30, 2014, as compared to $3.8 million of income for the same period in 2013. This increase was mainly attributable to logistics business net loss for the six month period ended June 30, 2014 compared to a net income for the same period in 2013.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt and bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of credit facilities and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. There were no shares repurchased during the six month periods ended June 30, 2014 and 2013. Since the initiation of the program, 981,131 shares have been repurchased for a total consideration of $2.0 million.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the six month periods ended June 30, 2014 and 2013.

	Six Month Period Ended June 30, 2014	Six Month Period Ended June 30, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$40,492	$37,873
Net cash used in investing activities	(128,069)	(86,783)
Net cash provided by financing activities	132,181	62,139

Increase in cash and cash equivalents	44,604	13,229
Cash and cash equivalents, beginning of year	187,831	257,868

Cash and cash equivalents, end of year	$232,435	$271,097

Cash provided by operating activities for the six month period ended June 30, 2014 as compared to the six month period ended June 30, 2013:

Net cash provided by operating activities increased by $2.6 million to $40.5 million for the six month period ended June 30, 2014, as compared to $37.9 million for the six month period ended June 30, 2013. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $68.9 million gain for the six month period ended June 30, 2014, which consisted mainly of the following adjustments: $51.5 million of depreciation and amortization, $5.7 million of amortization of deferred drydock expenses, $1.7 million of amortization of deferred finance fees, $2.0 million relating to share-based compensation, a $0.5 million provision for losses on accounts receivable, $11.5 million reclassification to earnings of available-for-sale securities for an other-than-temporary impairment, $4.8 million of expenses related to Navios Logistics’ bond extinguishment, and a $1.1 million movement in income taxes. These adjustments were partially offset by a $9.9 million movement in earnings in affiliates net of dividends received.

The net cash inflow resulting from the change in operating assets and liabilities of $13.9 million for the six month period ended June 30, 2014 resulted from a $35.9 million increase in accrued expenses and a $17.7 million increase in accounts payable. These were partially offset by a $13.8 million increase in accounts receivable, a $4.7 million payment for drydock and special survey costs, a $5.3 million increase in prepaid expenses and other assets, a $10.3 million increase in amounts due from affiliates, a $2.8 million decrease in deferred income and a $2.8 million decrease in other long term liabilities.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $55.8 million gain for the six month period ended June 30, 2013, which consisted mainly of the following adjustments: $48.6 million of depreciation and amortization, $4.2 million of amortization of deferred drydock expenses, $2.9 million of amortization of deferred finance fees, $1.4 million relating to share-based compensation, $0.1 million of unrealized losses on FFAs and a $2.2 million movement in earnings in affiliates net of dividends received. These adjustments were partially offset by a $3.6 million decrease in income taxes.

The positive change in operating assets and liabilities of $4.2 million for the six month period ended June 30, 2013 resulted from a $50.2 million decrease in amounts due from affiliates, a $2.8 million decrease in accounts receivable, a $0.2 million decrease in restricted cash, a $1.2 million decrease in derivative accounts and a $2.5 million increase in other long-term liabilities. These were partially offset by $8.3 million in payments for drydock and special survey costs, a $3.0 million decrease in accounts payable, a $3.2 million decrease in accrued expenses, a $7.0 million decrease in deferred income, a $8.5 million increase in inventories, a $8.7 million increase in prepaid expenses and other current assets and a $14.0 million increase in other long-term assets.

Cash used in investing activities for the six month period ended June 30, 2014 as compared to the six month period ended June 30, 2013:

Cash used in investing activities was $128.1 million for the six month period ended June 30, 2014, as compared to $86.8 million for the same period in 2013.

Cash used in investing activities for the six months ended June 30, 2014 was the result of (i) $2.2 million in payments for the acquisition of Navios G.P. LLC (“General Partner”) units following Navios Partners’ offering; (ii) $17.3 million in payments relating to deposits for the acquisition of two bulk carrier vessels scheduled for delivery in the fourth quarter of 2015; (iii) $2.3 million in payments relating to the Navios Acquisition loan; (iv) a $2.8 million loan to Navios Europe; (v) $71.9 million in payments for the acquisition of the N Bonanza and the Navios Gem in January and June 2014, respectively; and (vi) $38.9 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics as follows: (a) $4.4 million for the construction of three new pushboats; (b) $3.6 million for the acquisition and transportation of three pushboats; (c) $27.4 million for the construction of new dry barges; and (d) $2.5 million for the purchase of other fixed assets. The above was partially offset by $7.3 million in dividends received from Navios Acquisition.

Cash used in investing activities for the six months ended June 30, 2013 was the result of: (i) $111.5 million in payments relating to (a) $1.5 million for the acquisition of General Partner units following Navios Partners’ offering; and (b) $110.0 million relating to the acquisition of Navios Acquisition shares as part of its February and May 2013 offerings; (ii) $2.1 million relating to the acquisition of port terminal operating rights; and (iii) $16.1 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics for (a) the construction of a new conveyor belt in Nueva Palmira; (b) the construction of two new tank barges; and (c) the purchase of other fixed assets. The above was partially offset by (i) a $35.0 million loan repayment from Navios Acquisition; (ii) a $4.4 million movement relating to Navios Acquisition’s long-term receivable; and (iii) $3.5 million in dividends received from Navios Acquisition.

Cash provided by financing activities for the six month period ended June 30, 2014 as compared to the six month period ended June 30, 2013:

Cash provided by financing activities was $132.2 million for the six month period ended June 30, 2014, compared to $62.1 million for the same period of 2013.

Cash provided by financing activities for the six months ended June 30, 2014 was the result of (i) $47.9 million in net proceeds following the sale of the Series G on January 28, 2014; (ii) a $3.5 million contribution of noncontrolling shareholders for the acquisition of the N Bonanza; (iii) $0.6 million in proceeds from the exercise of options to purchase common stock; (iv) $40.4 million of loan proceeds (net of $0.9 million finance fees) for financing the acquisition of the N Bonanza and the Navios Gem; and (v) $365.7 million of proceeds from the issuance of the 2022 Logistics Senior Notes in April 2014 (net of $9.3 million finance fees) . This was partially offset by: (i) $9.6 million of installments paid in connection with the Company’s outstanding indebtedness; (ii) a $290.0 million repayment of the 2019 Logistics Senior Notes (as defined herein); (iii) $14.4 million of dividends paid to the Company’s stockholders; (iv) $10.9 million paid for the acquisition of the noncontrolling interest of Navios Asia; (v) $0.5 million relating to payments for capital lease obligations; and (vi) a $0.5 million movement in restricted cash relating to loan repayments.

Cash provided by financing activities for the six month period ended June 30, 2013 was the result of (i) $90.3 million of proceeds (net of $3.1 million finance fees) from the Additional 2019 Logistics Senior Notes issued in March 2013; (ii) an $18.5 million movement in restricted cash relating to loan repayments; and (iii) $0.3 million of proceeds from the exercise of options to purchase common stock. This was partially offset by: (i) $33.1 million of installments paid in connection with Navios Holdings’ outstanding indebtedness; (ii) $0.7 million relating to payments for capital lease obligations; and (iii) $13.2 million of dividends paid to the Company’s stockholders.

Adjusted EBITDA: EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock-based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	June 30, 2014	June 30, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$10,940	$22,472
Net increase/(decrease) in operating assets	29,695	(28,735)
Net (increase)/decrease in operating liabilities	(37,125)	20,110
Net interest cost	28,521	27,372
Deferred finance charges	(845)	(1,234)
Expenses related to Navios Logistics bond extinguishment	(4,786)	—
Provision for losses on accounts receivable	(308)	272
Unrealized gains on FFA derivatives	—	88
Equity in affiliates, net of dividends received	(1,774)	(5,407)
Payments for drydock and special survey	2,003	5,538
Gain on sale of assets	—	18
Noncontrolling interest	7,713	(1,694)
Reclassification to earnings of available-for-sale securities	(11,553)	—

Adjusted EBITDA	$22,481	$38,800

	Six Months Ended
	June 30, 2014	June 30, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$40,492	$37,873
Net increase/(decrease) in operating assets	29,347	(22,083)
Net (increase)/decrease in operating liabilities	(47,928)	9,578
Net interest cost	56,567	52,730
Deferred finance charges	(1,736)	(2,932)
Expenses related to Navios Logistics bond extinguishment	(4,786)	—
Provision for losses on accounts receivable	(489)	(45)
Unrealized losses on FFA derivatives	—	(69)
Equity in affiliates, net of dividends received	9,984	(2,206)
Payments for drydock and special survey	4,727	8,269
Gain on sale of assets	—	18
Noncontrolling interest	7,636	(3,859)
Reclassification to earnings of available-for-sale securities	(11,553)	—

Adjusted EBITDA	$82,261	$77,274

Adjusted EBITDA for the three months ended June 30, 2014 was $22.5 million as compared to $38.8 million for the same period of 2013. The $16.3 million decrease in Adjusted EBITDA was primarily due to (i) a $17.2 million increase in other expenses, net; (ii) a $27.3 million loss on bond extinguishment; and (iii) a $6.7 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs). This overall decrease of $51.2 million was mitigated by (i) a $19.8 million increase in revenue; (ii) a $2.1 million decrease in time charter, voyage and logistics business expenses; (iii) a $3.0 million increase in equity in net earnings from affiliated companies; (iv) a $0.6 million decrease in general and administrative expenses (excluding share-based compensation expenses); and (v) a $9.4 million increase in loss attributable to the noncontrolling interest.

Adjusted EBITDA for the six months ended June 30, 2014 was $82.3 million as compared to $77.3 million for the same period of 2013. The $5.0 million increase in Adjusted EBITDA was primarily due to (i) a $8.2 million increase in revenue; (ii) a $20.9 million decrease in time charter, voyage and logistics business expenses; (iii) a $11.3 million increase in equity in net earnings from affiliated companies; and (iv) a $11.4 million increase in loss attributable to the noncontrolling interest. This overall increase of $51.8 million was mitigated by (i) a $11.8 million increase in other expenses, net; (ii) a $27.3 million loss on bond extinguishment; (iii) a $6.5 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); and (iv) a $1.2 million increase in general and administrative expenses (excluding share-based compensation expenses).

Long-Term Debt Obligations and Credit Arrangements

Secured Credit Facilities

On December 20, 2013, Navios Asia entered into a facility with Crédit Agricole Corporate and Investment Bank for an amount of up to $22.5 million in two equal tranches in order to finance the acquisition of the N Amalthia, which was delivered in October 2013, and the N Bonanza, which was delivered in January 2014. The two tranches bear interest at a rate of LIBOR plus 300 basis points. During the first half of 2014, Navios Asia had drawn the second tranche of $11.3 million in order to finance the acquisition of the N Bonanza, which is repayable in ten equal semi-annual installments of $0.6 million, with a final balloon payment of $5.6 million on the last repayment date.

On June 27, 2014, Navios Holdings refinanced its existing facility with DVB Bank SE, Crédit Agricole Corporate and Investment Bank and Norddeutsche Landesbank Girozentrale, entering into a new tranche for an amount of up to $30.0 million in order to finance the acquisition of the Navios Gem, which was delivered in June 2014. The loan bears interest at a rate of LIBOR plus 275 basis points. As of June 30, 2014, the Company had drawn the entire available amount under the new tranche facility, which is repayable in 24 quarterly installments of $0.5 million, with a final balloon payment of $18.8 million on the last repayment date.

During the six month period ended June 30, 2014, the Company paid an amount of $9.6 million relating to scheduled repayment installments.

As of June 30, 2014, the Company had secured credit facilities with various banks with a total outstanding balance of $249.2 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from September 2018 to May 2022. See also the maturity table included below.

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes and the 2022 Notes (each as defined herein). Among other events, it will be an event of default under the credit facilities if financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

As of June 30, 2014, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP LLC. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of June 30, 2014.

Ship Mortgage Notes

In November 2009, the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (the “2017 Notes”). In July 2012, the Mortgage Notes Co-Issuers issued an additional $88.0 million of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay in full the 2017 Notes; and (ii) to repay in full indebtedness of $123.3 million relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co-Issuers”) and are secured by first priority ship mortgages on 23 drybulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of June 30, 2014.

2019 Logistics Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Logistics Co-Issuers”) issued $200.0 million in aggregate principal amount of senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Existing 2019 Logistics Senior Notes”). On March 12, 2013, the Logistics Co-Issuers issued $90.0 million Additional 2019 Logistics Senior Notes (together with the Existing 2019 Logistics Senior Notes, the “2019 Logistics Senior Notes”) at a premium, with a price of 103.750%.

On May 5, 2014, the Logistics Co-Issuers completed a tender offer (the “Tender Offer”) and related solicitation of consents for certain proposed amendments to the indenture governing the 2019 Logistics Senior Notes, for a total amount of $305.6 million including $22.2 million of tender premium fees, for any and all of their outstanding 2019 Logistics Senior Notes. After the purchase by the Logistics Co-Issuers of all of the 2019 Logistics Senior Notes validly tendered and not validly withdrawn prior to the consent payment deadline, $6.6 million in aggregate principal amount of 2019 Logistics Senior Notes remained outstanding. On May 22, 2014, the Logistics Co-Issuers also redeemed for cash all 2019 Logistics Senior Notes that remained outstanding after the completion of the Tender Offer, at a redemption price of $1,069.38 per $1,000 principal amount of 2019 Logistics Senior Notes, plus accrued and unpaid interest to, but not including, the redemption date. The effect of this transaction was the recognition of a $27.3 million loss in the statement of comprehensive income under “Loss on bond extinguishment”, consisting of a $7.9 million loss relating to the accelerated amortization of unamortized deferred finance costs, a $3.1 million gain relating to the accelerated amortization of unamortized Additional 2019 Logistics Senior Notes premium and a $22.5 million loss relating to tender premium fees and expenses.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and Logistics Finance (the “2022 Logistics Co-Issuers”) completed the sale of $375.0 million in aggregate principal amount of the 2022 Logistics Senior Notes due on May 1, 2022 at a fixed rate of 7.25%. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), which is deemed to be minor, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The 2022 Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the 2022 Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Logistics Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Logistics Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Logistics Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the 2022 Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2022 Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of June 30, 2014.

The annualized weighted average interest rates of the Company’s total borrowings were 7.13% and 7.81% for the three month periods ended June 30, 2014 and 2013, respectively, and 7.28% and 7.81% for the six month periods ended June 30, 2014 and 2013, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of June 30, 2014, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Payment due by period	Amounts in millions of U.S. dollars
June 30, 2015	$22.3
June 30, 2016	22.6
June 30, 2017	22.8
June 30, 2018	22.8
June 30, 2019	415.2
June 30, 2020 and thereafter	1,119.0

Total	$1,624.7

Contractual Obligations:

	June 30, 2014
	Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt(1)	$1,624.7	$22.3	$45.4	$438.0	$1,119.0
Operating Lease Obligations (Time Charters) for vessels in operation(5)	373.8	74.4	114.6	97.6	87.2
Operating Lease Obligations (Time Charters) for vessels to be delivered(4)	342.2	3.3	52.4	79.8	206.7
Operating Lease Obligations Push Boats and Barges	0.2	0.1	0.1	—	—
Capital Lease Obligations	23.1	1.5	21.6	—	—
Dry vessel deposits(3)	67.0	4.2	62.8	—	—
Navios Logistics contractual payments(4)	48.7	33.8	14.9	—	—
Rent Obligations(2)	13.8	3.3	6.2	3.9	0.4

Total	$2,493.5	$142.9	$318.0	$619.3	$1,413.3

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.25% to 3.60% per annum. The amount does not include interest costs for the 2019 Notes, the 2022 Notes, and the 2022 Logistics Senior Notes.

(2)	Navios Corporation also leases approximately 16,703 square feet of space at 825 Third Avenue, New York pursuant to a lease that expires on April 29, 2019. Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expires in 2017 and 2019. Navios Shipmanagement Inc. also leases office space in Monaco pursuant to a lease that expires on June 2015. On July 1, 2010, Kleimar N.V. signed a new contract and currently leases approximately 632 square meters for its offices. Navios Tankers Management Inc. leases approximately for 254 square meters at 85 Akti Miaouli, Piraeus, Greece pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview – Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC.
(3)	Future remaining contractual deposits for two newbuilding owned vessels, which are expected to be delivered in the fourth quarter of 2015.
(4)	As of June 30, 2014, Navios Logistics had future remaining contractual payments for dredging works being performed in Navios Logistics’ dry port in Uruguay and for the acquisition of (a) four pushboats; (b) six barges; and (c) 36 dry barges.
(5)	Approximately 38% of the time charter payments included above are estimated to relate to operational costs for these vessels.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). As of June 30, 2014, Navios Holding’s undrawn amount relating to the Navios Revolving Loans was $6.0 million.

Working Capital Position

On June 30, 2014, Navios Holdings’ current assets totaled $413.7 million, while current liabilities totaled $204.6 million, resulting in a positive working capital position of $209.1 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2014 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2014.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures

On June 26, 2013, Navios Logistics acquired three pushboats for a total purchase price of $20.3 million, which were delivered in the first quarter of 2014. During the six months ended June 30, 2014, Navios Logistics paid $0.6 million and as of June 30, 2014 the purchase price of the pushboats had been paid in full.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total purchase price of $19.1 million and on October 8, 2013, Navios Logistics exercised the option for the construction of additional 36 dry barges for a total purchase price of $19.1 million, based on the initial agreement. As of June 30, 2014, Navios Logistics had paid $26.7 million for the construction of the new barges, out of which 36 were delivered in the second quarter of 2014 and the remaining 36 were delivered in the third quarter of 2014.

On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,000 dwt Panamax vessel and one 180,600 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices are $31.8 million and $52.0 million, respectively. Both vessels are scheduled for delivery in the fourth quarter of 2015. The vessels will be financed with debt and cash from operations. During the six month period ended June 30, 2014, Navios Holdings paid deposits for both vessels totaling $17.3 million.

On January 27, 2014, Navios Asia took delivery of the N Bonanza, a 2006-built 76,596 dwt bulk carrier vessel for a purchase price of $17.6 million, of which $2.9 million was paid from the Company’s cash, $3.5 million from the noncontrolling shareholders’ cash and $11.3 million was financed through a loan.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.4 million each. During the six month period ended June 30, 2014, Navios Logistics paid $4.4 million for the construction of the new pushboats which are expected to be delivered in the first quarter of 2015.

On June 4, 2014, Navios Holdings took delivery of the Navios Gem, a 2014-built 181,336 dwt capesize vessel for a purchase price of $54.2 million, of which $24.2 million was paid in cash and $30.0 million was financed through a loan.

Dividend Policy

Currently, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of Navios Holdings’ current secured credit facilities and indentures limit its ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities and indentures, the Board of Directors may from time to time consider the payment of dividends and on August 14, 2014, the Board of Directors declared a quarterly cash dividend of $0.06 per share of common stock, with respect to the second quarter of 2014, payable on September 26, 2014 to stockholders of record as of September 18, 2014. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations, and restrictions contained in its credit agreements and indentures and market conditions.

Concentration of Credit Risk

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the six months ended June 30, 2014 and 2013, no customer accounted for more than 10% of the Company’s revenue.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations above. As of June 30, 2014, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which are included as a component of restricted cash.

In November 2012 (as amended to update for charters in March 2014), the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters (the “Navios Partners Guarantee”). The Navios Partners Guarantee provided Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of June 30, 2014, no claims had been submitted to Navios Holdings.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. Management believes the ultimate disposition of these matters will be immaterial to the Company’s financial position, results of operations or liquidity.

As of June 30, 2014, Navios Logistics’ subsidiaries in South America were contingently liable for various claims and penalties to the local tax authorities amounting to a total of approximately $0.7 million. According to the agreement governing the Horamar acquisition, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders.

As a result, Navios Logistics has recognized a receivable against such liability. The contingencies are expected to be resolved by 2021. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Logistics’ financial position, results of operations or liquidity.

Navios Logistics issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2015.

Related Party Transactions

Office Rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €0.9 million (approximately $1.3 million) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of Services: The Company utilizes its affiliate company, Acropolis Chartering and Shipping Inc. (“Acropolis”), as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of both June 30, 2014 and December 31, 2013, the carrying amount of the investment was $0.4 million. Commissions charged from Acropolis for both the three and six month periods ended June 30, 2014 and 2013 were $0 and less than $0.1 million, respectively. During both the three and the six month periods ended June 30, 2014 and 2013, the Company received dividends of $0.3 million and $0, respectively. Included in the trade accounts payable at both June 30, 2014 and December 31, 2013 was an amount of $0.1 million, which was due to Acropolis.

Vessels Charter Hire: In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12,500 for the first year and $13,500 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13.5 plus 50/50 profit sharing based on actual earnings.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year, with two six-month extension options granted to the Company, at a net daily rate of $12,000 plus profit sharing. In April 2014, the Company exercised its option to extend this charter for approximately one year. The owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter is approximately one year with two six-month extension options granted to the Company, at a net daily rate of $12,000 plus profit sharing. The owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter for six months, and in August 2014, the Company exercised its second option to extend this charter for additional six months.

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, for six months with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The extended term of this charter is approximately six months at a net daily rate of $11,000 plus profit sharing. The owners will receive 100% of the first $2,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. The charter-in contract was completed in July 2014.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter is approximately one year at a net daily rate of $10,000. In December 2013, the Company extended this charter for approximately another six months at a net daily rate of $10,000 plus 50/50 profit sharing based on actual earnings.

In July 2013, the Company chartered-in from Navios Partners the Navios Melodia, a 2010-built Capesize vessel for a net daily rate of $15,000. The charter-in contract was completed in October 2013.

In July 2013, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel, under a voyage charter which was completed in August 2013.

Total charter hire expense for all vessels for the three month periods ended June 30, 2014 and 2013 were $6.4 million and $4.4 million, respectively, and for the six month periods ended June 30, 2014 and 2013 were $12.8 million and $7.7 million, respectively, and were included in the statement of comprehensive income under “Time charter, voyage and logistics business expenses”.

Management Fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee: (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (iv) $6,500 daily rate per Container vessel effective from delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended June 30, 2014 and 2013 amounted to $12.2 million and $8.6 million, respectively, and for the six month periods ended June 30, 2014 and 2013, amounted to $24.2 million and $17.1 million, respectively.

Pursuant to its Management Agreement dated May 28, 2010, as amended on May 4, 2012, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $0.3 million per vessel and will be reimbursed at cost for VLCC vessels.

In May 2014, Navios Holdings extended the duration of its existing Management Agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of the Navios Acquisition owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6,000 daily rate per MR2 product tanker and chemical tanker vessel, $7,000 daily rate per LR1 product tanker vessel and reduced the daily rate to $9,500 per VLCC vessel. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition could, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the three month periods ended June 30, 2014 and 2013 amounted to $23.8 million and $15.8 million, respectively, and for the six month periods ended June 30, 2014 and 2013 amounted to $46.1 million and $29.9 million, respectively.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended June 30, 2014 and 2013 amounted to $4.9 million and $0, respectively, and for the six month periods ended June 30, 2014 and 2013 amounted to $9.3 million and $0, respectively.

Navios Partners Guarantee: In November 2012 (as amended to update for charters in March 2014) the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters. See also “Off-Balance Sheet Arrangements”.

General and Administrative Expenses: Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2014 and 2013 amounted to $1.5 million and $1.1 million, respectively, and for the six month periods ended June 30, 2014 and 2013 amounted to $3.0 million and $2.1 million, respectively.

On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. In May 2014,

Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2014 and 2013 amounted to $1.8 million and $0.8 million, respectively, and for the six month periods ended June 30, 2014 and 2013 amounted to $3.5 million and $1.4 million, respectively.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for both the three month periods ended June 30, 2014 and 2013 amounted to $0.2 million, and for both the six month periods ended June 30, 2014 and 2013 amounted to $0.4 million. The general and administrative fees and have been eliminated upon consolidation.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe’s tanker and container vessels. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2014 and 2013 amounted to $0.2 million and $0, respectively, and for the six month periods ended June 30, 2014 and 2013 amounted to $0.4 million and $0, respectively.

Balance Due from Affiliates (excluding Navios Europe): Balance due from affiliates as of June 30, 2014 amounted to $21.2 million (December 31, 2013: $12.1 million) which included the current amounts due from Navios Partners and Navios Acquisition of $3.3 million (December 31, 2013: $0.4 million) and $10.7 million (December 31, 2013: $6.5 million), respectively, and the non-current amount of $7.2 million (December 31, 2013: $5.1 million) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus Agreements: In June 2009, Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of June 30, 2014 and December 31, 2013, the unamortized deferred gain for all vessels and rights sold totaled $17.8 million and $21.6 million, respectively. For the three month periods ended June 30, 2014 and 2013, Navios Holdings recognized $0.7 million and $1.4 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies” and for the six month periods ended June 30, 2014 and 2013, Navios Holdings recognized $3.8 million and $4.1 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings in 2010 which was amended in 2010 and 2011. The facility is available for multiple drawings up to a limit of $40.0 million, has a margin of LIBOR plus 300 basis points and matures in December 2014. As of June 30, 2014, the outstanding amount under this facility was $0 (December 31, 2013: $0).

Balance due from Navios Europe: Current balance due from Navios Europe as of June 30, 2014 amounted to $5.2 million (December 31, 2013: $1.4 million) and mainly consists of management fees and other expenses.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”).

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2014, Navios Holdings’ portion of the investment in Navios Europe is $4.9 million (December 31, 2013: $4.8 million), under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans is $5.5 million (December 31, 2013: $2.7 million), under caption “Loan receivable from affiliate companies.” As of June 30, 2014, the amount undrawn from the Navios Revolving Loans was $12.5 million, of which Navios Holdings is committed to fund $6.0 million.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings may use interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk

Debt Instruments — On June 30, 2014 and December 31, 2013, Navios Holdings had a total of $1,624.7 million and $1,508.1 million, respectively, of long-term indebtedness (excluding the premium related to the 2019 Logistics Senior Notes). The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2019 Notes, the 2022 Notes and the 2022 Logistics Senior Notes and one Navios Logistics loan that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of June 30, 2014, the outstanding amount of the Company’s floating rate loan facilities was $249.2 million. The interest rate on the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes and the Navios Logistics loan is fixed and, therefore, changes in interest rates affect their fair value, which as of June 30, 2014 was $1,433.5 million, but do not affect the related interest expense. A change in the LIBOR rate of 100 basis points would change interest expense for the six months ended June 30, 2014 by $1.1 million.

For a detailed discussion of Navios Holdings’ debt instruments refer to section “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 64.7% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at June 30, 2014 would change net income by approximately $0.7 million for the six months ended June 30, 2014.

Critical Accounting Policies

The Navios Holdings’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe and KLC for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of such companies, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value. If the fair value of our equity method investments continues to remain below their carrying value and our OTTI analysis indicates such write down to be necessary, the potential future impairment charges may have a material adverse impact on our results of operations in the period recognized.

As of June 30, 2014, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore recognized a loss of $11.5 million out of accumulated other comprehensive loss. The respective loss was included in other (expense)/income, net in the accompanying consolidated statement of comprehensive loss.

Recent Accounting Pronouncements

In April 2014, the FASB issued ASU No. 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment” changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The Company plans to adopt No. ASU 2014-08 effective January 1, 2015.

In May 2014, the FASB issued No. ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of comprehensive income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Note	June 30, 2014 (unaudited)	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents		$232,435	$187,831
Restricted cash		2,631	2,041
Accounts receivable, net		99,578	86,219
Due from affiliate companies	8	18,856	8,328
Inventories		39,774	26,588
Prepaid expenses and other current assets		20,454	28,979

Total current assets		413,728	339,986

Deposits for vessel acquisitions	3	17,315	28
Vessels, port terminals and other fixed assets, net	3	1,875,291	1,808,855
Other long-term assets		68,107	67,977
Long-term receivable from affiliate companies	8	7,167	5,144
Loan receivable from affiliate companies	8	5,491	2,660
Investments in affiliates	8,13	340,375	335,303
Investments in available-for-sale securities	13	7,280	7,660
Intangible assets other than goodwill	4	181,947	191,664
Goodwill		160,336	160,336

Total non-current assets		2,663,309	2,579,627

Total assets		$3,077,037	$2,919,613

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$69,368	$51,692
Accrued expenses and other liabilities		101,047	64,199
Deferred income and cash received in advance	8	10,419	13,215
Current portion of capital lease obligations		1,544	1,400
Current portion of long-term debt	5	22,261	19,261

Total current liabilities		204,639	149,767

Senior and ship mortgage notes, including premium	5	1,375,000	1,293,156
Long-term debt, net of current portion	5	227,451	198,832
Capital lease obligations, net of current portion		21,650	22,359
Unfavorable lease terms	4	24,607	27,074
Other long-term liabilities and deferred income	8	22,556	25,221
Deferred tax liability		15,093	13,869

Total non-current liabilities		1,686,357	1,580,511

Total liabilities		1,890,996	1,730,278

Commitments and contingencies	7	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 27,918 and 8,479 issued and outstanding as of June 30, 2014 and December 31, 2013, respectively.	9	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 104,984,363 and 104,261,029 issued and outstanding as of June 30, 2014 and December 31, 2013, respectively.	9	11	10
Additional paid-in capital		600,070	552,778
Accumulated other comprehensive loss		—	(11,172)
Retained earnings		474,188	524,079

Total Navios Holdings’ stockholders’ equity		1,074,269	1,065,695

Noncontrolling interest		111,772	123,640

Total stockholders’ equity		1,186,041	1,189,335

Total liabilities and stockholders’ equity		$3,077,037	$2,919,613

See unaudited condensed notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars — except share and per share data)

		Three Month	Three Month	Six Month	Six Month
		Period Ended	Period Ended	Period Ended	Period Ended
	Note	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	11	$145,408	$125,572	$267,599	$259,409
Time charter, voyage and logistics business expenses	8	(63,514)	(65,632)	(114,692)	(135,640)
Direct vessel expenses		(33,840)	(26,444)	(62,168)	(54,139)
General and administrative expenses		(9,567)	(9,873)	(20,598)	(18,835)
Depreciation and amortization	3,4	(25,828)	(24,233)	(51,502)	(48,556)
Interest expense and finance cost, net		(28,521)	(27,372)	(56,567)	(52,730)
Gain on sale of assets		—	18	—	18
Loss on bond extinguishment	5	(27,281)	—	(27,281)	—
Other (expense)/income, net	10,13	(7,481)	9,778	(5,415)	6,474

Loss before equity in net earnings of affiliated companies		(50,624)	(18,186)	(70,624)	(43,999)
Equity in net earnings of affiliated companies	13	7,079	4,127	29,497	18,250

Loss before taxes		$(43,545)	$(14,059)	$(41,127)	$(25,749)
Income tax (expense)/benefit		(848)	(128)	(1,136)	3,572

Net loss		(44,393)	(14,187)	(42,263)	(22,177)
Less: Net loss/(income) attributable to the noncontrolling interest		7,713	(1,694)	7,636	(3,859)

Net loss attributable to Navios Holdings common stockholders		$(36,680)	$(15,881)	$(34,627)	$(26,036)

Loss attributable to Navios Holdings common stockholders, basic	12	$(38,253)	$(16,304)	$(37,427)	$(26,877)

Loss attributable to Navios Holdings common stockholders, diluted	12	$(38,253)	$(16,304)	$(37,427)	$(26,877)

Basic net losses per share attributable to Navios Holdings common stockholders		$(0.37)	$(0.16)	$(0.36)	$(0.26)

Weighted average number of shares, basic	12	102,947,944	101,783,378	102,718,368	101,771,451

Diluted net losses per share attributable to Navios Holdings common stockholders		$(0.37)	$(0.16)	$(0.36)	$(0.26)

Weighted average number of shares, diluted	12	102,947,944	101,783,378	102,718,368	101,771,451

Other Comprehensive income/(loss)
Unrealized holding income/(loss) on investments in available-for-sale securities	13	$758	$(1,035)	$(381)	$(800)
Reclassification to earnings	13	11,553	—	11,553	—

Total other comprehensive income/(loss)		$12,311	$(1,035)	$11,172	$(800)

Total comprehensive loss		$(32,082)	$(15,222)	$(31,091)	$(22,977)
Comprehensive loss/(income) attributable to the noncontrolling interest		7,713	(1,694)	7,636	(3,859)

Total comprehensive loss attributable to Navios Holdings common stockholders		$(24,369)	$(16,916)	$(23,455)	$(26,836)

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

		Six Month	Six Month
		Period Ended	Period Ended
	Note	June 30, 2014	June 30, 2013
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss		$(42,263)	$(22,177)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash adjustments		68,901	55,814
(Increase)/decrease in operating assets		(29,347)	22,083
Increase/(decrease) in operating liabilities		47,928	(9,578)
Payments for drydock and special survey costs		(4,727)	(8,269)

Net cash provided by operating activities		40,492	37,873

INVESTING ACTIVITIES:
Acquisition of investments in affiliates	13	(2,233)	(111,495)
Acquisition of vessels	3	(71,862)	—
Deposits for vessel acquisitions	3	(17,287)	—
Dividends from affiliate companies	2, 13	7,298	3,478
Acquisition of intangible assets		—	(2,092)
Loan to affiliate company		(2,831)	—
Loan repayment from affiliate company	8	—	35,000
(Increase)/decrease in long-term receivable from affiliate companies	8	(2,263)	4,453
Purchase of property, equipment and other fixed assets	3	(38,891)	(16,127)

Net cash used in investing activities		(128,069)	(86,783)

FINANCING ACTIVITIES:
Repayment of long-term debt and payment of principal	5	(9,631)	(33,058)
Repayment of senior notes	5	(290,000)	—
Proceeds from long-term loans, net of deferred finance fees	5	40,385	—
Proceeds from issuance of senior notes including premium, net of debt issuance costs	5	365,732	90,284
Dividends paid		(14,351)	(13,205)
Issuance of common stock	9	638	279
Payments of obligations under capital leases		(565)	(662)
Net proceeds from issuance of preferred stock	9	47,847	—
Acquisition of noncontrolling interest	1	(10,889)	—
Contribution from noncontrolling shareholders	3	3,484	—
(Increase)/decrease in restricted cash		(469)	18,501

Net cash provided by financing activities		132,181	62,139

Increase in cash and cash equivalents		44,604	13,229

Cash and cash equivalents, beginning of period		187,831	257,868

Cash and cash equivalents, end of period		$232,435	$271,097

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$30,957	$53,485
Cash paid for income taxes		$669	$774

Non-cash investing and financing activities
Dividends payable		$913	$—
Investments in available-for-sale securities		$—	$17,715

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2012	8,479	$—	103,255,409	$10	$547,377	$659,547	$(558)	$1,206,376	$116,663	$1,323,039
Net (loss)/income	—	—	—	—	—	(26,036)	—	(26,036)	3,859	(22,177)
Total other comprehensive loss	—	—	—	—	—	—	(800)	(800)	—	(800)
Stock-based compensation expenses	—	—	87,750	—	1,648	—	—	1,648	—	1,648
Cancellation of shares	—	—	(12,452)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(13,205)	—	(13,205)	—	(13,205)

Balance June 30, 2013 (unaudited)	8,479	$—	103,330,707	$10	$549,025	$620,306	$(1,358)	$1,167,983	$120,522	$1,288,505

Balance December 31, 2013	8,479	$—	104,261,029	$10	$552,778	$524,079	$(11,172)	$1,065,695	$123,640	$1,189,335
Net loss	—	—	—	—	—	(34,627)	—	(34,627)	(7,636)	(42,263)
Total other comprehensive loss	—	—	—	—	—	—	(381)	(381)	—	(381)
Reclassification to earnings (Note 13)	—	—	—	—	—	—	11,553	11,553	—	11,553
Issuance of preferred stock, net of expenses (Note 9)	20,000	—	—	—	47,847	—	—	47,847	—	47,847
Conversion of preferred stock to common stock (Note 9)	(561)	—	561,000	1	—	—	—	1	—	1
Contribution from noncontrolling shareholders (Note 3)	—	—	—	—	—	—	—	—	3,484	3,484
Acquisition of noncontrolling interest (Note 1)	—	—	—	—	(3,173)	—	—	(3,173)	(7,716)	(10,889)
Stock-based compensation expenses	—	—	166,959	—	2,618	—	—	2,618	—	2,618
Cancellation of shares	—	—	(4,625)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(15,264)	—	(15,264)	—	(15,264)

Balance June 30, 2014 (unaudited)	27,918	$—	104,984,363	$11	$600,070	$474,188	$—	$1,074,269	$111,772	$1,186,041

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

On August 25, 2005, Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) was acquired by International Shipping Enterprises, Inc. (“ISE”) through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats. As of June 30, 2014, Navios Holdings owns 63.8% of Navios Logistics.

Navios Asia

In May 2013, Navios Holdings formed Navios Asia LLC (“Navios Asia”) in partnership with a third party and owned 51.0% of Navios Asia. In May 2014, Navios Holdings became the sole shareholder of Navios Asia by acquiring the remaining 49.0% for a total cash consideration of $10,889.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters.

As of June 30, 2014, Navios Holdings owned a 20.0% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of June 30, 2014, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.1% and its economic interest was 46.4%.

Navios Europe

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe”) and have ownership interests of 47.5%, 47.5% and 5.0%, respectively.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated financial positions, statement of stockholders’ equity, statements of comprehensive income and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. The December 31, 2013 balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ 2013 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

For the six month period ended June 30, 2013, the Company has revised its statement of cash flows to appropriately classify the amount of $3,478 from operating cash inflows to investing cash inflows for dividends it received from one of its equity affiliate investees. These dividends represent a return of the investment (investing activity) rather than a return on the investment (operating activity).

(b)	Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned and Navios Asia, which was 51.0%, until May 2014, when Navios Holdings became the sole shareholder by acquiring the remaining 49.0% noncontrolling interest.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of June 30, 2014 was 20.0%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of June 30, 2014 was 46.4%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (ownership interest as of June 30, 2014 was 50.0%); and (iv) Navios Europe and its subsidiaries (ownership interest as of June 30, 2014 was 47.5%).

(b)	Recent Accounting Pronouncements:

In April 2014, the FASB issued ASU No. 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment” changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The Company plans to adopt No. ASU 2014-08 effective January 1, 2015.

In May 2014, the FASB issued No. ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of comprehensive income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS

Vessels, Port Terminals and Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$2,233,353	$(424,498)	$1,808,855
Additions	110,753	(44,250)	66,503
Write-off	(211)	144	(67)

Balance June 30, 2014	$2,343,895	$(468,604)	$1,875,291

Deposits for Vessel Acquisitions

On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,000 deadweight tons (“dwt”) Panamax vessel and one 180,600 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices are $31,800 and $52,000, respectively. Both vessels are scheduled for delivery in the fourth quarter of 2015. The vessels will be financed with debt and cash from operations. During the six month period ended June 30, 2014, Navios Holdings paid deposits for both vessels totaling $17,287.

Vessels Acquisitions

On January 27, 2014, Navios Asia took delivery of the N Bonanza, a 2006-built 76,596 dwt bulk carrier vessel for a purchase price of $17,634, of which $2,900 was paid from the Company’s cash, $3,484 from the noncontrolling shareholders’ cash and $11,250 was financed through a loan.

On June 4, 2014, Navios Asia took delivery of the Navios Gem, a 2014-built 181,336 dwt capesize vessel for a purchase price of $54,228, of which $24,228 was paid in cash and $30,000 was financed through a loan.

Navios Logistics

On June 26, 2013, Navios Logistics acquired three pushboats for a total purchase price of $20,250, which were delivered in the first quarter of 2014. During the six months ended June 30, 2014, Navios Logistics paid $583 and as of June 30, 2014 the purchase price of the pushboats had been paid in full.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total purchase price of $19,080 and on October 8, 2013, Navios Logistics exercised the option for the construction of additional 36 dry barges for a total purchase price of $19,080, based on the initial agreement. As of June 30, 2014, Navios Logistics had paid $26,712 for the construction of the new barges, out of which 36 were delivered in the second quarter of 2014 and the remaining 36 were delivered in the third quarter of 2014.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7,400 each. During the six months ended June 30, 2014, Navios Logistics paid $4,440 for the construction of the new pushboats, which are expected to be delivered in the first quarter of 2015.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

	June 30, 2014	December 31, 2013
Intangible assets
Acquisition Cost(*) (**)	$379,747	$379,117
Accumulated amortization	(197,800)	(187,453)

Total Intangible assets net book value	181,947	191,664

Unfavorable lease terms
Acquisition Cost(***)	(121,028)	(121,028)
Accumulated amortization	96,421	93,954

Unfavorable lease terms net book value	(24,607)	(27,074)

Total Intangibles net book value	$157,340	$164,590

(*)	As of June 30, 2014, intangible assets associated with favorable lease terms included an amount of $21,782 related to purchase options for the vessels.
(**)	On March 19, 2013, Navios Logistics acquired Energias Renovables del Sur S.A (“Enresur”), a Uruguayan company, for a total consideration of $2,092. Enersur, as a free zone direct user, holds the right to occupy approximately 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near to Navios Logistics’ existing port. Navios Logistics accounted for the acquisition as an asset acquisition and as a result, an intangible asset related to the contractual rights of $2,092 was recorded under port terminals operating rights.
(***)	As of June 30, 2014, the intangible liability associated with the unfavorable lease terms included an amount of $9,405 related to purchase options held by third parties.

Amortization expense, net for the three month periods ended June 30, 2014 and 2013 amounted to $3,632 and $3,639, respectively, and for the six month periods ended June 30, 2014 and 2013 amounted to $7,252 and $7,247, respectively.

The remaining aggregate amortization of acquired intangibles as of June 30, 2014 will be as follows:

Period
Year One	$14,139
Year Two	15,146
Year Three	15,376
Year Four	7,411
Year Five	5,094
Thereafter	87,797

Total	$144,963

NOTE 5: BORROWINGS

Borrowings, as of June 30, 2014 and December 31, 2013, consisted of the following:

Facility	June 30, 2014	December 31, 2013
Secured credit facilities	$249,218	$217,565
2019 Notes	350,000	350,000
2022 Notes	650,000	650,000
2019 Logistics Senior Notes	—	290,000
2022 Logistics Senior Notes	375,000	—
Navios Logistics other long-term loans	494	528

Total borrowings	1,624,712	1,508,093
Plus: unamortized premium	—	3,156
Less: current portion	(22,261)	(19,261)

Total long-term borrowings	$1,602,451	$1,491,988

Secured credit facilities

On December 20, 2013, Navios Asia entered into a facility with Crédit Agricole Corporate and Investment Bank for an amount of up to $22,500 in two equal tranches in order to finance the acquisition of the N Amalthia, which was delivered in October 2013, and the N Bonanza, which was delivered in January 2014. The two tranches bear interest at a rate of LIBOR plus 300 basis points. During the first quarter of 2014, Navios Asia had drawn the second tranche of $11,250 in order to finance the acquisition of N Bonanza, which is repayable in ten equal semi-annual installments of $563, with a final balloon payment of $5,625 on the last repayment date.

On June 27, 2014, Navios Holdings refinanced its existing facility with DVB Bank SE, Crédit Agricole Corporate and Investment Bank and Norddeutsche Landesbank Girozentrale, entering into a new tranche for an amount of $30,000 in order to finance the acquisition of the Navios Gem, which was delivered in June 2014. The loan bears interest at a rate of LIBOR plus 275 basis points. As of June 30, 2014, the Company had drawn the entire available amount under the new tranche facility, which is repayable in 24 quarterly installments of $469, with a final balloon payment of $18,750 on the last repayment date.

During the six month period ended June 30, 2014, the Company paid an amount of $9,596 relating to scheduled repayment installments.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of June 30, 2014, the Company had secured credit facilities with various banks with a total outstanding balance of $249,218. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 2.25% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from September 2018 to May 2022. See also the maturity table included below.

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes and the 2022 Notes. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

As of June 30, 2014, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes

In December 2006, the Company issued $300,000 in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of June 30, 2014.

Ship Mortgage Notes

In November 2009, the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (the “2017 Notes”). In July 2012, the Mortgage Notes Co-Issuers issued an additional $88,000 of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay in full the 2017 Notes; and (ii) to repay in full indebtedness of $123,257 relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and are secured by first priority ship mortgages on 23 drybulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of June 30, 2014.

2019 Logistics Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Logistics Co-Issuers”) issued $200,000 in aggregate principal amount of senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Existing 2019 Logistics Senior Notes”). On March 12, 2013, the Logistics Co-Issuers issued $90,000 in aggregate principal amount of 9.25% Logistics Senior Notes due 2019 (the “Additional 2019 Logistics Senior Notes”, and together with the Existing 2019 Logistics Senior Notes, the “2019 Logistics Senior Notes”) at a premium, with a price of 103.750%.

On May 5, 2014, the Logistics Co-Issuers completed a cash tender offer (the “Tender Offer”) and related solicitation of consents for certain proposed amendments to the indenture governing the 2019 Logistics Senior Notes, for a total amount of $305,558 including $22,153 of tender premium fees, for any and all of their outstanding 2019 Logistics Senior Notes. After the purchase by the Logistics Co-Issuers of all of the 2019 Logistics Senior Notes validly tendered and not validly

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

withdrawn prior to the consent payment deadline, $6,595 in aggregate principal amount of the 2019 Logistics Senior Notes remained outstanding. On May 22, 2014, the Logistics Co-Issuers also redeemed for cash all 2019 Logistics Senior Notes that remained outstanding after the completion of the Tender Offer, at a redemption price of $1,069.38 per $1,000 principal amount of 2019 Logistics Senior Notes, plus accrued and unpaid interest to, but not including, the redemption date. The effect of this transaction was the recognition of a $27,281 loss in the statement of comprehensive income under “Loss on bond extinguishment”, consisting of a $7,881 loss relating to the accelerated amortization of unamortized deferred finance costs, a $3,095 gain relating to the accelerated amortization of unamortized Additional 2019 Logistics Senior Notes premium and a $22,495 loss relating to tender premium fees and expenses.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and Logistics Finance (the “2022 Logistics Co-Issuers”) completed the sale of $375,000 in aggregate principal amount of senior notes due on May 1, 2022 at a fixed rate of 7.25% (the “2022 Logistics Senior Notes”). The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), which is deemed to be minor, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The 2022 Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the 2022 Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Logistics Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Logistics Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Logistics Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the 2022 Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2022 Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

The 2022 Logistics Co-Issuers were in compliance with the covenants as of June 30, 2014.

The annualized weighted average interest rates of the Company’s total borrowings were 7.13% and 7.81% for the three month periods ended June 30, 2014 and 2013, respectively, and 7.28% and 7.81% for the six month periods ended June 30, 2014 and 2013, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of June 30, 2014, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Payment due by period
June 30, 2015	$22,261
June 30, 2016	22,636
June 30, 2017	22,761
June 30, 2018	22,761
June 30, 2019	415,255
June 30, 2020 and thereafter	1,119,038

Total	$1,624,712

NOTE 6: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The carrying amount of the floating rate loans approximates their fair value. The 2019 Notes, the 2022 Notes and the 2019 and 2022 Logistics Senior Notes are fixed rate borrowings and their fair value, which was determined based on quoted market prices, is indicated in the table below.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Loan receivable from affiliate companies: The carrying amount of the floating rate loan approximates its fair value.

Long-term receivable from affiliate companies: The carrying amount of the floating rate receivable approximates its fair value.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectable are written off and/or reserved.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximates their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of comprehensive income.

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2014		December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$232,435	$232,435	$187,831	$187,831
Restricted cash	$2,631	$2,631	$2,041	$2,041
Accounts receivable, net	$99,578	$99,578	$86,219	$86,219
Investments in available-for-sale-securities	$7,280	$7,280	$7,660	$7,660
Loan receivable from affiliate companies	$5,491	$5,491	$2,660	$2,660
Long-term receivable from affiliate companies	$7,167	$7,167	$5,144	$5,144
Accounts payable	$(69,368)	$(69,368)	$(51,692)	$(51,692)
Capital lease obligations, including current portion	$(23,194)	$(23,194)	$(23,759)	$(23,759)
Senior and ship mortgage notes, including premium	$(1,375,000)	$(1,433,023)	$(1,293,156)	$(1,326,897)
Long-term debt, including current portion	$(249,712)	$(249,712)	$(218,093)	$(218,093)

The following tables set forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of June 30, 2014
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$7,280	$7,280	$—	$—

Total	$7,280	$7,280	$—	$—

	Fair Value Measurements as of December 31, 2013
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$7,660	$7,660	$—	$—

Total	$7,660	$7,660	$—	$—

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements at June 30, 2014
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$232,435	$232,435	$—	$—
Restricted cash	$2,631	$2,631	$—	$—
Senior and ship mortgage notes, including premium	$(1,433,023)	$(1,433,023)	$—	$—
Capital lease obligations, including current portion(1)	$(23,194)	$—	$(23,194)	$—
Long-term debt, including current portion(1)	$(249,712)	$—	$(249,712)	$—
Loan receivable from affiliate companies(2)	$5,491	$—	$5,491	$—
Long-term receivable from affiliate companies(2)	$7,167	$—	$7,167	$—

	Fair Value Measurements at December 31, 2013
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$187,831	$187,831	$—	$—
Restricted cash	$2,041	$2,041	$—	$—
Senior and ship mortgage notes, including premium	$(1,326,897)	$(1,326,897)	$—	$—
Capital lease obligations, including current portion(1)	$(23,759)	$—	$(23,759)	$—
Long-term debt, including current portion(1)	$(218,093)	$—	$(218,093)	$—
Loan receivable from affiliate companies(2)	$2,660	$—	$2,660	$—
Long-term receivable from affiliate companies(2)	$5,144	$—	$5,144	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from affiliate companies and long-term receivable from affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as after taking into account the counterparty’s creditworthiness.

NOTE 7: COMMITMENTS AND CONTINGENCIES

As of June 30, 2014, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2013: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In connection with the acquisition of Horamar, Navios Logistics recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through 2021. As of June 30, 2014, the remaining liability related to these pre-acquisition contingencies amounted to $691 (December 31, 2013: $829) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is expected to be immaterial to the financial statements individually and in the aggregate and will not adversely affect the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through April 2026.

As of June 30, 2014, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

	In Operation	To be delivered	Total
June 30, 2015	$74,373	$3,318	$77,691
June 30, 2016	59,891	18,437	78,328
June 30, 2017	54,685	33,983	88,668
June 30, 2018	51,877	39,876	91,753
June 30, 2019	45,721	39,877	85,598
June 30, 2020 and thereafter	87,256	206,688	293,944

Total	$373,803	$342,179	$715,982

As of June 30, 2014, the Company has future remaining contractual deposits for two newbuilding owned vessels, which are expected to be delivered in the fourth quarter of 2015, and Navios Logistics has obligations related to the acquisition of new dry barges, the acquisition of three new pushboats, the dredging of its dry port and the acquisition of the chartered-in fleet of $11,448, $17,760, $10,200 and $9,308, respectively. The table below reflects the remaining future payments of these commitments.

	Drybulk Vessels	Navios Logistics
June 30, 2015	$4,190	$33,796
June 30, 2016	62,850	14,920

Total	$67,040	$48,716

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €943 (approximately $1,292) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for the three month periods ended June 30, 2014 and 2013 were $0 and $30, respectively, and for the six month periods ended June 30, 2014 and 2013 were $0 and $40, respectively. During both the three and the six month periods ended June 30, 2014 and 2013, the Company received dividends of $271 and $0, respectively. Included in the trade accounts payable at both June 30, 2014 and December 31, 2013 was an amount of $76, which was due to Acropolis.

Vessels charter hire: In February 2012, the Company chartered in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12.5 for the first year and $13.5 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13.5 plus 50/50 profit sharing based on actual earnings.

In May 2012, the Company chartered in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company, at a net daily rate of $12.0 plus profit sharing. In April 2014, the Company extended this charter for approximately one year. The owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

In September 2012, the Company chartered in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter is approximately one year with two six-month extension options granted to the Company, at a net daily rate of $12.0 plus profit sharing. The owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter for six months, and in August 2014, the Company exercised its second option to extend this charter for additional six months.

In May 2013, the Company chartered in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, for six months with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The extended term of this charter is approximately six months at a net daily rate of $11.0 plus profit sharing. The owners will receive 100% of the first $2.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. The charter-in contract was completed in July 2014.

In July 2013, the Company chartered in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter is approximately one year at a net daily rate of $10.0. In December 2013, the Company extended this charter for approximately another six months at a net daily rate of $10.0 plus 50/50 profit sharing based on actual earnings.

In July 2013, the Company chartered in from Navios Partners the Navios Melodia, a 2010-built Capesize vessel for a net daily rate of $15.0. The charter-in contract was completed in October 2013.

In July 2013, the Company chartered in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel, under a voyage charter which was completed in August 2013.

Total charter hire expense for all vessels for the three month periods ended June 30, 2014 and 2013 were $6,416 and $4,366, respectively, and for the six month periods ended June 30, 2014 and 2013 were $12,761 and $7,697, respectively, and were included in the statement of comprehensive income under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (iv) $6.5 daily rate per Container vessel effective from delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended June 30, 2014 and 2013 amounted to $12,240 and $8,585, respectively, and for the six month periods ended June 30, 2014 and 2013 amounted to $24,244 and $17,077, respectively.

Pursuant to its Management Agreement dated May 28, 2010, as amended on May 4, 2012, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300 per vessel and will be reimbursed at cost for VLCC vessels.

In May 2014, Navios Holdings extended the duration of its existing Management Agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6.0 daily rate per MR2 product tanker and chemical tanker vessel, $7.0 daily rate per LR1 product tanker vessel and reduced the daily rate to $9.5 per VLCC vessel. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition could, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the three month periods ended June 30, 2014 and 2013 amounted to $23,787 and $15,826, respectively, and for the six month periods ended June 30, 2014 and 2013 amounted to $46,087 and $29,924, respectively.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended June 30, 2014 and 2013 amounted to $4,861 and $0, respectively, and for the six month periods ended June 30, 2014 and 2013 amounted to $9,299 and $0, respectively.

Navios Partners Guarantee: In November 2012 (as amended to update for charters in March 2014), the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters (the “Navios Partners Guarantee”). The Navios Partners Guarantee provided Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of June 30, 2014, no claims had been submitted to Navios Holdings.

General & administrative expenses: Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2014 and 2013 amounted to $1,500 and $1,050, respectively, and for the six month periods ended June 30, 2014 and 2013 amounted to $2,986 and $2,100, respectively.

On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2014 and 2013 amounted to $1,803 and $755, respectively, and for the six month periods ended June 30, 2014 and 2013 amounted to $3,498 and $1,414, respectively.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for both the three month periods ended June 30, 2014 and 2013 amounted to $190, and for the six month periods ended June 30, 2014 and 2013 amounted to $380 and $360, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe’s tanker and container vessels. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2014 and 2013 amounted to $199 and $0, respectively, and for the six month periods ended June 30, 2014 and 2013 amounted to $397 and $0, respectively.

Balance due from affiliates (excluding Navios Europe): Balance due from affiliates as of June 30, 2014 amounted to $21,181 (December 31, 2013: $12,064) which included the current amounts due from Navios Partners and Navios Acquisition, which were $3,265 (December 31, 2013: $390) and $10,749 (December 31, 2013: $6,530), respectively, and the non-current amount of $7,167 (December 31, 2013: $5,144) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of June 30, 2014 and December 31, 2013, the unamortized deferred gain for all vessels and rights sold totaled $17,770 and $21,578, respectively, and for the three month periods ended June 30, 2014 and 2013, Navios Holdings recognized $735 and $1,370, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”. For the six months ended June 30, 2014 and 2013, Navios Holdings recognized $3,808 and $4,071, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings in 2010 which was amended in 2010 and 2011. The facility is available for multiple drawings up to a limit of $40,000, has a margin of LIBOR plus 300 basis points and matures in December 2014. As of June 30, 2014, the outstanding amount under this facility was $0 (December 31, 2013: $0).

Balance due from Navios Europe: Current balance due from Navios Europe as of June 30, 2014, amounted to $5,173 (December 31, 2013: $1,407) and mainly consists of management fees and other expenses.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”).

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2014, Navios Holdings’ portion of the investment in Navios Europe is $4,903 (December 31, 2013: $4,750), under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans capital is $5,491 (December 31, 2013: $2,660), under the caption “Loan receivable from affiliate companies.” As of June 30, 2014, the amount undrawn from the revolving facility was $12,540, of which Navios Holdings is committed to fund $5,957.

NOTE 9: PREFERRED AND COMMON STOCK

Issuances to Employees and Exercise of Options

During the six month periods ended June 30, 2014 and 2013, pursuant to the stock plan approved by the Board of Directors, 141,839 and 87,750 shares were issued following the exercise of options for a total of $638 and $279, respectively.

Vested, Surrendered and Forfeited

During the six month periods ended June 30, 2014 and 2013, 25,120 and 0 restricted stock units, respectively, issued to the Company’s employees vested.

During the six month periods ended June 30, 2014 and 2013, 4,625 and 12,452 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Issuance of Preferred Stock

On January 28, 2014, the Company completed the sale of 2,000,000 American Depositary Shares, each of which represents 1/100th of a share of the Company’s Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”), with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends will be payable quarterly in arrears on the Series G at a rate of 8.75% per annum of the stated liquidation preference. The net proceeds of $47,847 from the offering (after deducting underwriting discounts and offering expenses) will be used for general corporate purposes, including acquisition of vessels. At any time on or after January 28, 2019, the Series G may be redeemed (and the American Depositary Shares can be caused to be redeemed), in whole or in part, out of amounts legally available therefor, at a redemption price of $2,500.00 per share (equivalent to $25.00 per American Depositary Share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The Series G is recorded at fair market value on issuance.

Conversion of Preferred Stock

On June 30, 2014, 561 convertible preferred stock out of the total 1,870 shares of convertible preferred stock issued in June 2009 (at a $10,000 nominal value per share), were automatically converted into shares of 561,000 shares of common stock. The shares of convertible preferred stock were converted pursuant to their original terms, which provided that five years after the issuance date of the convertible preferred stock, 30% of the then-outstanding shares of preferred stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share.

Navios Holdings had outstanding as of June 30, 2014 and December 31, 2013, 104,984,363 and 104,261,029 shares of common stock, respectively, and 27,918 (20,000 Series G and 7,918 shares of convertible preferred stock) and 8,479 shares of convertible preferred stock, respectively.

NOTE 10: OTHER (EXPENSE)/INCOME, NET

During the three months ended June 30, 2014, Navios Holdings received cash compensation of $7,203 from the sale of a defaulted counterparty claim to an unrelated third party. Navios Holdings has no continuing obligation to provide any further services to the counterparty or any further recourse or obligation to the third party to which it sold the claim and has therefore recognized the entire compensation received immediately in the statement of comprehensive loss within the caption of “Other (expense)/income, net”.

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Holdings received compensation of $4,044 (which was received in April 2014). From the total compensation, $3,551 was recorded immediately in the statement of income within the caption “Other income” and the remaining amount within the caption “Revenue”, representing reimbursements for insurance claims submitted for the period prior to the date of the termination of the credit default insurance policy. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

NOTE 11: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Drybulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company measures segment performance based on net income attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations		Logistics Business		Total
	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month
	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013	2014	2013
Revenue	$75,440	$62,105	$69,968	$63,467	$145,408	$125,572
Interest expense and finance cost, net	(21,075)	(20,715)	(7,446)	(6,657)	(28,521)	(27,372)
Depreciation and amortization	(19,847)	(18,454)	(5,981)	(5,779)	(25,828)	(24,233)
Equity in net earnings of affiliated companies	7,079	4,127	—	—	7,079	4,127
Net (loss)/income attributable to Navios Holdings common stockholders	(22,999)	(18,704)	(13,681)	2,823	(36,680)	(15,881)
Total assets	2,472,563	2,422,071	604,474	551,620	3,077,037	2,973,691
Capital expenditures	(54,311)	(338)	(26,579)	(8,395)	(80,890)	(8,733)
Goodwill	56,240	56,240	104,096	104,096	160,336	160,336
Investments in affiliates	340,375	303,103	—	—	340,375	303,103
Cash and cash equivalents	116,049	146,554	116,386	124,543	232,435	271,097
Restricted cash	2,631	6,011	—	—	2,631	6,011
Long-term debt (including current and non-current portion)	$1,249,218	$1,124,910	$375,494	$293,818	$1,624,712	$1,418,728

	Drybulk Vessel Operations		Logistics Business		Total
	Six Month	Six Month	Six Month	Six Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013	2014	2013
Revenue	$152,033	$122,712	$115,566	$136,697	$267,599	$259,409
Interest expense and finance cost, net	(42,405)	(40,692)	(14,162)	(12,038)	(56,567)	(52,730)
Depreciation and amortization	(39,454)	(36,684)	(12,048)	(11,872)	(51,502)	(48,556)
Equity in net earnings of affiliated companies	29,497	18,250	—	—	29,497	18,250
Net (loss)/income attributable to Navios Holdings common stockholders	(20,833)	(32,647)	(13,794)	6,611	(34,627)	(26,036)
Total assets	2,472,563	2,422,071	604,474	551,620	3,077,037	2,973,691
Capital expenditures	(72,013)	(435)	(38,740)	(17,784)	(110,753)	(18,219)
Goodwill	56,240	56,240	104,096	104,096	160,336	160,336
Investments in affiliates	340,375	303,103	—	—	340,375	303,103
Cash and cash equivalents	116,049	146,554	116,386	124,543	232,435	271,097
Restricted cash	2,631	6,011	—	—	2,631	6,011
Long-term debt (including current and non-current portion)	$1,249,218	$1,124,910	$375,494	$293,818	$1,624,712	$1,418,728

NOTE 12: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss by the weighted average number of shares of Navios Holdings outstanding during the period.

For the three month period ended June 30, 2014, 3,692,158 potential common shares and 8,472,835 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the three month period ended June 30, 2013, 2,283,704 potential common shares and 8,479,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the six month period ended June 30, 2014, 4,010,213 potential common shares and 8,475,918 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the six month period ended June 30, 2013, 2,074,295 potential common shares and 8,479,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(36,680)	$(15,881)	$(34,627)	$(26,036)
Less:
Dividend on Preferred Stock and on unvested restricted shares	(1,573)	(423)	(2,800)	(841)

Loss available to Navios Holdings common stockholders, basic	$(38,253)	$(16,304)	$(37,427)	$(26,877)

Loss available to Navios Holdings common stockholders, diluted	$(38,253)	$(16,304)	$(37,427)	$(26,877)

Denominator:
Denominator for basic net loss per share attributable to Navios Holdings common stockholders — weighted average shares	102,947,944	101,783,378	102,718,368	101,771,451
Denominator for diluted net loss per share attributable to Navios Holdings common stockholders — weighted average shares	102,947,944	101,783,378	102,718,368	101,771,451

Basic net losses per share attributable to Navios Holdings common stockholders	$(0.37)	$(0.16)	$(0.36)	$(0.26)

Diluted net losses per share attributable to Navios Holdings common stockholders	$(0.37)	$(0.16)	$(0.36)	$(0.26)

NOTE 13: INVESTMENT IN AFFILIATES AND AVAILABLE-FOR-SALE SECURITIES

Navios Maritime Partners L.P.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

In February, 2014, Navios Partners completed a public offering of 6,325,000 common units, including the full exercise of the underwriters’ overallotment option, at $17.30 per unit and raised net proceeds of approximately $106,732. Navios Holdings paid $2,233 in order to retain its 2.0% general partner interest. Following this offering, Navios Holdings’ interest in Navios Partners decreased to 20.0% (which includes a 2.0% general partner interest). The Company determined that the issuance of shares qualified as sales of shares by the equity method investee. As a result, gains of $11,230 and $7,963 were recognized in “Equity in net earnings of affiliated companies” for the six month periods ended June 30, 2014 and 2013, respectively.

As of June 30, 2014, Navios Holdings holds a total of 14,223,763 common units, representing an 18.0% common interest in Navios Partners and the entire investment in Navios Partners is accounted for under the equity method.

As of June 30, 2014 and December 31, 2013, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $36,983 and $42,412, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners tangible and intangible assets.

Equity method income of $7,784 and $6,109 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended June 30, 2014 and 2013, respectively, and equity method income of $28,074 and $21,538 for the six month periods ended June 30, 2014 and 2013, respectively.

As of June 30, 2014 and December 31, 2013, the carrying amount of the investment in Navios Partners was $122,045 and $110,516, respectively.

Dividends received during the three month periods ended June 30, 2014 and 2013 were $7,536 and $7,343, respectively, and for the six month periods ended June 30, 2014 and 2013 were $14,971 and $14,685, respectively.

Acropolis Chartering and Shipping Inc.

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of June 30, 2014 and December 31, 2013, the carrying amount of the investment was $420 and $350, respectively. During both the three and six month periods ended June 30, 2014 and 2013, the Company received dividends of $271 and $0, respectively.

Navios Maritime Acquisition Corporation

In February 2014, Navios Acquisition completed a public offering of 14,950,000 shares of its common stock, at a price of $3.85 per share, raising gross proceeds of $57,556. Following this offering and as of June 30, 2014, Navios Holdings has a 43.1% voting and a 46.4% economic interest in Navios Acquisition. The Company determined that the issuance of shares qualified as a sale of shares by the equity method investee. As a result, $0 and a loss of $2,096 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended June 30, 2014 and 2013, respectively, and income of $6,193 and a loss of $5,049 for the six month periods ended June 30, 2014 and 2013, respectively.

As of June 30, 2014 and December 31, 2013, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $7,990 and $12,052, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Equity method loss of $1,190 and of $2,055 were recognized in “Equity in net earnings of affiliated companies” for the three month periods ended June 30, 2014 and 2013, respectively, and equity method income of $619 and loss of $3,468 for the six month periods ended June 30, 2014 and 2013, respectively.

As of June 30, 2014 and December 31, 2013, the carrying amount of the investment in Navios Acquisition was $212,985 and $219,664, respectively.

Dividends received during the three month periods ended June 30, 2014 and 2013 were $3,649 and $2,178, respectively, and for the six month periods ended June 30, 2014 and 2013 were $7,298 and $3,478, respectively.

Navios Europe

On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash consideration of $127,753 (which was funded with the proceeds of $117,753 senior loan facilities (the “Senior Loans”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”) with a face amount of $173,367 and fair value of $71,929 as of December 31, 2013. In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”).

On an ongoing basis, Navios Europe is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans) according to a defined waterfall calculation.

The Navios Term Loans will be repaid from the future sale of vessels owned by Navios Europe and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe under ASC 810 and concluded that Navios Europe is a variable interest entity and that they are not the party most closely associated with Navios Europe and, accordingly, is not the primary beneficiary of Navios Europe.

Navios Holdings further evaluated its investment in the common stock of Navios Europe under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe and, therefore, its investment in Navios Europe is accounted for under the equity method.

As of June 30, 2014 and December 31, 2013, the estimated maximum potential loss by Navios Holdings in Navios Europe would have been $10,241 and $7,410, respectively, which represents the Company’s portion of the initial investment of $4,750 plus the Company’s portion of the carrying balance of the Navios Revolving Loans of $5,491 (December 31, 2013: $2,660) and does not include the undrawn portion of the Navios Revolving Loans.

Income of $311 and $0 was recognized in “Equity in net earnings of affiliated companies” for the three month periods ended June 30, 2014 and 2013, respectively, and income of $462 and $0 for the six month periods ended June 30, 2014 and 2013, respectively.

As of June 30, 2014 and December 31, 2013, the carrying amount of the investment in Navios Europe was $4,903 and $4,750, respectively.

Summarized financial information of the affiliated companies is presented below:

	June 30, 2014			December 31, 2013
Balance Sheet	Navios Partners	Navios Acquisition	Navios Europe	Navios Partners	Navios Acquisition	Navios Europe
Current assets	$196,107	$86,644	$13,039	$54,484	$120,801	$8,224
Non-current assets	1,140,747	1,699,448	196,692	1,195,595	1,535,860	199,761
Current liabilities	19,887	74,188	17,107	15,606	65,400	14,792
Non-current liabilities	523,429	1,223,782	198,782	527,966	1,128,439	194,288

	Three Month Period Ended June 30, 2014			Three Month Period Ended June 30, 2013
Income Statement	Navios Partners	Navios Acquisition	Navios Europe	Navios Partners	Navios Acquisition	Navios Europe
Revenue	$55,178	$62,242	$8,450	$49,154	$47,057	$—
Net income/(loss)	29,985	(2,804)	(2,632)	19,511	(1,536)	—

	Six Month Period Ended June 30, 2014			Six Month Period Ended June 30, 2013
Income Statement	Navios Partners	Navios Acquisition	Navios Europe	Navios Partners	Navios Acquisition	Navios Europe
Revenue	$112,676	$123,211	$17,109	$99,435	$91,229	$—
Net income/(loss)	48,346	(15,622)	(5,063)	35,757	(801)	—

Investments in available-for-sale securities

During the year ended December 2013, the Company received shares of Korea Line Corporation (“KLC”) as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC in respect of the employment of the vessels. The shares were valued at fair value upon the day of issuance. As of both June 30, 2014 and December 31, 2013, the Company retained a total of 314,077 KLC shares.

The shares received from KLC were accounted for under the guidance for available-for-sale securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than- temporary”, in which case it is transferred to statements of comprehensive income. The Company has no other types of available-for-sale securities.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of June 30, 2014 and December 31, 2013, the carrying amount of the available-for-sale securities related to KLC was $7,280 and $7,660, respectively, and the unrealized holding losses related to these AFS Securities included in “Accumulated Other Comprehensive Loss” were $0 and $1,358, respectively. As of June 30, 2014, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive loss of $11,553. The respective loss was included in other (expense)/income, net in the accompanying consolidated statement of comprehensive loss.

NOTE 14: OTHER FINANCIAL INFORMATION

The Company’s 2019 Notes, issued on January 28, 2011, are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

The Company revised the classification of certain amounts in its condensed statements of cash flows, See Note 2(a) “Basis of Presentation” for a discussion of amounts reclassified.

In May 2014, Navios Holdings became the sole shareholder of Navios Asia by acquiring the remaining 49.0% noncontrolling interest. From that point onwards Navios Asia and its subsidiaries became guarantors under the 2019 Notes and the following footnote has been adjusted to reflect Navios Asia and its subsidiaries as guarantors.

These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the three months ended June 30, 2014
Revenue	$—	$75,440	$69,968	$—	$145,408
Time charter, voyage and logistics business expenses	—	(39,088)	(24,426)	—	(63,514)
Direct vessel expenses	—	(13,863)	(19,977)	—	(33,840)
General and administrative expenses	(1,427)	(4,789)	(3,351)	—	(9,567)
Depreciation and amortization	(701)	(19,146)	(5,981)	—	(25,828)
Interest expense and finance cost, net	(19,643)	(1,432)	(7,446)	—	(28,521)
Loss on bond extinguishment	—	—	(27,281)	—	(27,281)
Other income/(expense), net	2	(5,300)	(2,183)	—	(7,481)

Loss before equity in net earnings of affiliated companies	(21,769)	(8,178)	(20,677)	—	(50,624)
(Loss)/income from subsidiaries	(19,639)	(13,681)	—	33,320	—
Equity in net earnings of affiliated companies	4,729	1,218	1,132	—	7,079

Loss before taxes	(36,679)	(20,641)	(19,545)	33,320	(43,545)
Income tax expense	—	(90)	(758)	—	(848)

Net loss	(36,679)	(20,731)	(20,303)	33,320	(44,393)
Less: Net (income)/loss attributable to the noncontrolling interest	—	(41)	7,754	—	7,713

Net loss attributable to Navios Holdings common stockholders	$(36,679)	$(20,772)	$(12,549)	$33,320	$(36,680)

Other Comprehensive income
Unrealized holding income on investments in available-for-sale securities	$758	$758	$—	$(758)	$758
Reclassification to earnings	11,553	11,553	—	(11,553)	11,553

Total other comprehensive income	$12,311	$12,311	$—	$(12,311)	$12,311

Total comprehensive loss	$(24,368)	$(8,420)	$(20,303)	$21,009	$(32,082)
Comprehensive (income)/ loss attributable to noncontrolling interest	—	(41)	7,754	—	7,713

Total comprehensive loss attributable to Navios Holdings common stockholders	$(24,368)	$(8,461)	$(12,549)	$21,009	$(24,369)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the three months ended June 30, 2013
Revenue	$—	$62,104	$63,468	$—	$125,572
Time charter, voyage and logistics business expenses	—	(41,565)	(24,067)	—	(65,632)
Direct vessel expenses	—	(9,634)	(16,810)	—	(26,444)
General and administrative expenses	(1,420)	(4,912)	(3,541)	—	(9,873)
Depreciation and amortization	(701)	(17,752)	(5,780)	—	(24,233)
Interest expense and finance cost, net	(19,103)	(1,612)	(6,657)	—	(27,372)
Gain on sale of assets	—	—	18	—	18
Other (expense)/income, net	(6)	11,841	(2,057)	—	9,778

(Loss)/income before equity in net earnings of affiliated companies	(21,230)	(1,530)	4,574	—	(18,186)
Income from subsidiaries	3,504	2,823	—	(6,327)	—
Equity in net earnings of affiliated companies	1,845	1,442	840	—	4,127

(Loss)/income before taxes	(15,881)	2,735	5,414	(6,327)	(14,059)
Income tax expense	—	(71)	(57)	—	(128)

Net (loss)/income	(15,881)	2,664	5,357	(6,327)	(14,187)
Less: Net income attributable to the noncontrolling interest	—	—	(1,694)	—	(1,694)

Net (loss)/income attributable to Navios Holdings common stockholders	$(15,881)	$2,664	$3,663	$(6,327)	$(15,881)

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(1,035)	$(1,035)	$—	$1,035	$(1,035)

Total other comprehensive loss	$(1,035)	$(1,035)	$—	$1,035	$(1,035)

Total comprehensive (loss)/income	$(16,916)	$1,629	$5,357	$(5,292)	$(15,222)
Comprehensive income attributable to noncontrolling interest	—	—	(1,694)	—	(1,694)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(16,916)	$1,629	$3,663	$(5,292)	$(16,916)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive loss for the six months ended June 30, 2014
Revenue	$—	$152,033	$115,566	$—	$267,599
Time charter, voyage and logistics business expenses	—	(77,468)	(37,224)	—	(114,692)
Direct vessel expenses	—	(26,532)	(35,636)	—	(62,168)
General and administrative expenses	(3,737)	(10,102)	(6,759)	—	(20,598)
Depreciation and amortization	(1,394)	(38,060)	(12,048)	—	(51,502)
Interest expense and finance cost, net	(39,336)	(3,069)	(14,162)	—	(56,567)
Loss on bond extinguishment	—	—	(27,281)	—	(27,281)
Other expense, net	(13)	(2,292)	(3,110)	—	(5,415)

Loss before equity in net earnings of affiliated companies	(44,480)	(5,490)	(20,654)	—	(70,624)
Loss from subsidiaries	(13,001)	(13,794)	—	26,795	—
Equity in net earnings of affiliated companies	22,854	4,611	2,032	—	29,497

Loss before taxes	(34,627)	(14,673)	(18,622)	26,795	(41,127)
Income tax expense	—	(178)	(958)	—	(1,136)

Net loss	(34,627)	(14,851)	(19,580)	26,795	(42,263)
Less: Net (income)/loss attributable to the noncontrolling interest	—	(182)	7,818	—	7,636

Net loss attributable to Navios Holdings common stockholders	$(34,627)	$(15,033)	$(11,762)	$26,795	$(34,627)

Other Comprehensive income
Unrealized holding loss on investments in available-for-sale securities	$(381)	$(381)	$—	$381	$(381)
Reclassification to earnings	11,553	11,553	—	(11,553)	11,553

Total other comprehensive income	$11,172	$11,172	$—	$(11,172)	$11,172

Total comprehensive loss	$(23,455)	$(3,679)	$(19,580)	$15,623	$(31,091)
Comprehensive (income)/loss attributable to noncontrolling interest	—	(182)	7,818	—	7,636

Total comprehensive loss attributable to Navios Holdings common stockholders	$(23,455)	$(3,861)	$(11,762)	$15,623	$(23,455)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime		Non
	Holdings Inc.	Guarantor	Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the six months ended June 30, 2013
Revenue	$—	$122,711	$136,698	$—	$259,409
Time charter, voyage and logistics business expenses	—	(76,104)	(59,536)	—	(135,640)
Direct vessel expenses	—	(19,105)	(35,034)	—	(54,139)
General and administrative expenses	(2,890)	(9,334)	(6,611)	—	(18,835)
Depreciation and amortization	(1,394)	(35,289)	(11,873)	—	(48,556)
Interest expense and finance cost, net	(37,403)	(3,289)	(12,038)	—	(52,730)
Gain on sale of assets	—	—	18	—	18
Other income/(expense), net	31	11,310	(4,867)	—	6,474

(Loss)/income before equity in net earnings of affiliated companies	(41,656)	(9,100)	6,757	—	(43,999)
Income from subsidiaries	3,235	6,611	—	(9,846)	—
Equity in net earnings of affiliated companies	12,385	4,251	1,614	—	18,250

(Loss)/income before taxes	(26,036)	1,762	8,371	(9,846)	(25,749)
Income tax (expense)/benefit	—	(141)	3,713	—	3,572

Net (loss)/income	(26,036)	1,621	12,084	(9,846)	(22,177)
Less: Net income attributable to the noncontrolling interest	—	—	(3,859)	—	(3,859)

Net (loss)/income attributable to Navios Holdings common stockholders	$(26,036)	$1,621	$8,225	$(9,846)	$(26,036)

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(800)	$(800)	$—	$800	$(800)

Total other comprehensive loss	$(800)	$(800)	$—	$800	$(800)

Total comprehensive (loss)/income	$(26,836)	$821	$12,084	$(9,046)	$(22,977)
Comprehensive income attributable to noncontrolling interest	—	—	(3,859)	—	(3,859)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(26,836)	$821	$8,225	$(9,046)	$(26,836)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of June 30, 2014	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$47,341	$68,707	$116,387	$—	$232,435
Restricted cash	—	2,631	—	—	2,631
Accounts receivable, net	—	64,908	34,670	—	99,578
Intercompany receivables	8,506	—	71,305	(79,811)	—
Due from affiliate companies	3,787	15,069	—	—	18,856
Prepaid expenses and other current assets	5	36,620	23,603	—	60,228

Total current assets	59,639	187,935	245,965	(79,811)	413,728

Vessels, port terminals and other fixed assets, net	—	1,450,894	424,397	—	1,875,291
Deposits for vessel acquisitions	—	17,315	—	—	17,315
Investments in subsidiaries	1,619,258	268,401	—	(1,887,659)	—
Investment in available-for-sale securities	—	7,280	—	—	7,280
Investment in affiliates	326,270	442	13,663	—	340,375
Long-term receivable from affiliate companies	—	7,167	—	—	7,167
Loan receivable from affiliate companies	—	5,491	—	—	5,491
Other long-term assets	18,350	18,450	31,307	—	68,107
Goodwill and other intangibles	90,979	91,382	159,922	—	342,283

Total non-current assets	2,054,857	1,866,822	629,289	(1,887,659)	2,663,309

Total assets	$2,114,496	$2,054,757	$875,254	$(1,967,470)	$3,077,037

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,141	$31,818	$36,409	$—	$69,368
Accrued expenses and other liabilities	39,086	42,199	19,762	—	101,047
Deferred income and cash received in advance	—	7,022	3,397	—	10,419
Intercompany payables	—	76,298	3,513	(79,811)	—
Current portion of capital lease obligations	—	—	1,544	—	1,544
Current portion of long-term debt	—	22,192	69	—	22,261

Total current liabilities	40,227	179,529	64,694	(79,811)	204,639

Long-term debt, net of current portion	1,000,000	227,026	375,425		1,602,451
Capital lease obligations, net of current portion	—	—	21,650	—	21,650
Unfavorable lease terms	—	24,607	—	—	24,607
Other long-term liabilities and deferred income	—	15,654	6,902	—	22,556
Deferred tax liability	—	—	15,093	—	15,093

Total non-current liabilities	1,000,000	267,287	419,070	—	1,686,357

Total liabilities	1,040,227	446,816	483,764	(79,811)	1,890,996

Noncontrolling interest	—	—	111,772	—	111,772
Total Navios Holdings stockholders’ equity	1,074,269	1,607,941	279,718	(1,887,659)	1,074,269

Total liabilities and stockholders’ equity	$2,114,496	$2,054,757	$875,254	$(1,967,470)	$3,077,037

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2013	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$33,769	$67,492	$86,570	$—	$187,831
Restricted cash	—	2,041	—	—	2,041
Accounts receivable, net	—	64,716	21,503	—	86,219
Intercompany receivables	—	48,395	71,305	(119,700)	—
Due from affiliate companies	4,861	3,467	—	—	8,328
Prepaid expenses and other current assets	—	37,874	17,693	—	55,567

Total current assets	38,630	223,985	197,071	(119,700)	339,986

Vessels, port terminal and other fixed assets, net	—	1,413,004	395,879	—	1,808,883
Investments in subsidiaries	1,632,901	282,197	—	(1,915,098)	—
Investment in available-for-sale securities	—	7,660	—	—	7,660
Investment in affiliates	318,399	5,122	11,782	—	335,303
Long-term receivable from affiliate companies	—	5,144	—	—	5,144
Loan receivable from affiliate companies	—	2,660	—	—	2,660
Other long-term assets	19,079	20,296	28,602	—	67,977
Goodwill and other intangibles	92,372	97,813	161,815	—	352,000

Total non-current assets	2,062,751	1,833,896	598,078	(1,915,098)	2,579,627

Total assets	$2,101,381	$2,057,881	$795,149	$(2,034,798)	$2,919,613

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$267	$27,765	$23,660	$—	$51,692
Accrued expenses and other liabilities	16,307	29,582	18,310	—	64,199
Deferred income and cash received in advance	—	12,331	884	—	13,215
Intercompany payables	19,112	97,546	3,042	(119,700)	—
Current portion of capital lease obligations	—	—	1,400	—	1,400
Current portion of long-term debt	—	19,192	69	—	19,261

Total current liabilities	35,686	186,416	47,365	(119,700)	149,767

Long-term debt, net of current portion	1,000,000	198,373	293,615	—	1,491,988
Capital lease obligations, net of current portion	—	—	22,359	—	22,359
Unfavorable lease terms	—	27,074	—	—	27,074
Other long-term liabilities and deferred income	—	18,352	6,869	—	25,221
Deferred tax liability	—	—	13,869	—	13,869

Total non-current liabilities	1,000,000	243,799	336,712	—	1,580,511

Total liabilities	1,035,686	430,215	384,077	(119,700)	1,730,278

Noncontrolling interest	—	4,050	119,590	—	123,640
Total Navios Holdings stockholders’ equity	1,065,695	1,623,616	291,482	(1,915,098)	1,065,695

Total liabilities and stockholders’ equity	$2,101,381	$2,057,881	$795,149	$(2,034,798)	$2,919,613

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime		Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the six months ended June 30, 2014	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(12,714)	$59,782	$(6,576)	$—	$40,492

Cash flows from investing activities
Acquisition of investments in affiliates	—	—	(2,233)	—	(2,233)
Loan to affiliate company	—	(2,831)	—	—	(2,831)
Increase in long-term receivable from affiliate companies	—	(2,263)	—	—	(2,263)
Dividends from affiliate companies	7,298	—	—	—	7,298
Deposits for vessel acquisitions	—	(17,287)	—	—	(17,287)
Acquisition of vessels	—	(71,862)	—	—	(71,862)
Purchase of property, equipment and other fixed assets	(15)	(136)	(38,740)	—	(38,891)

Net cash provided/(used in) in investing activities	7,283	(94,379)	(40,973)	—	(128,069)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	(15,131)	12,898	2,233	—	—
Issuance of common stock	638	—	—	—	638
Net proceeds from issuance of preferred stock	47,847	—	—	—	47,847
Proceeds from long-term loans, net of deferred finance fees	—	40,385	—	—	40,385
Proceeds from issuance of senior notes, net of debt issuance costs	—	—	365,732	—	365,732
Repayment of long-term debt and payment of principal	—	(9,597)	(34)	—	(9,631)
Repayment of senior notes	—	—	(290,000)	—	(290,000)
Contribution from noncontrolling shareholders	—	3,484	—	—	3,484
Dividends paid	(14,351)	—	—	—	(14,351)
Increase in restricted cash	—	(469)	—	—	(469)
Acquisition of noncontrolling interest	—	(10,889)	—	—	(10,889)
Payments of obligations under capital leases	—	—	(565)	—	(565)

Net cash provided by financing activities	19,003	35,812	77,366	—	132,181

Net increase in cash and cash equivalents	13,572	1,215	29,817	—	44,604

Cash and cash equivalents, at beginning of period	33,769	67,492	86,570	—	187,831

Cash and cash equivalents, at end of period	$47,341	$68,707	$116,387	$—	$232,435

	Navios
	Maritime		Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the six months ended June 30, 2013	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(7,931)	$38,605	$7,199	$—	$37,873

Cash flows from investing activities
Acquisition of intangible assets	—	—	(2,092)	—	(2,092)
Acquisition of investments in affiliates	(110,001)	—	(1,494)	—	(111,495)
Loan repayment from affiliate company	35,000	—	—	—	35,000
Decrease in long-term receivable from affiliate companies	—	4,453	—	—	4,453
Purchase of property, equipment and other fixed assets	—	(435)	(15,692)	—	(16,127)
Dividends from affiliate companies	3,478	—	—	—	3,478

Net cash (used in)/provided investing activities	(71,523)	4,018	(19,278)	—	(86,783)

Cash flows from financing activities
Transfer from/(to) other group subsidiaries	61,991	(63,485)	1,494	—	—
Issuance of common stock	279	—	—	—	279
Proceeds from issuance of senior notes including premium, net of debt issuance costs	—	—	90,284	—	90,284
Repayment of long-term debt and payment of principal	(5,433)	(27,593)	(32)	—	(33,058)
Dividends paid	(13,205)	—	—	—	(13,205)
Decrease in restricted cash	9,139	9,362	—	—	18,501
Payments of obligations under capital leases	—	—	(662)	—	(662)

Net cash provided by/(used in) financing activities	52,771	(81,716)	91,084	—	62,139

Net (decrease)/increase in cash and cash equivalents	(26,683)	(39,093)	79,005	—	13,229

Cash and cash equivalents, at beginning of period	79,213	133,116	45,539	—	257,868

Cash and cash equivalents, at end of period	$52,530	$94,023	$124,544	$—	$271,097

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 15: SUBSEQUENT EVENTS

a)	In July 2014, Navios Holdings received $3,649 as a dividend distribution from its affiliate Navios Acquisition for the first quarter of 2014.

b)	On July 8, 2014, the Company completed the sale of 4,800,000 American Depositary Shares, each of which represents 1/100th of a share of the Company’s Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”), with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends will be payable quarterly in arrears at a rate of 8.625% per annum of the stated liquidation preference. The net proceeds of approximately $115,840 from the offering (after deducting underwriting discounts and offering expenses) will be used for general corporate purposes, including acquisition of vessels.

c)	On July 15, 2014, Navios Holdings paid a dividend of $1,094 to its Series G preferred stockholders.

d)	In August 2014, Navios Holdings received $7,536 as a dividend distribution from its affiliate Navios Partners for the second quarter of 2014.

e)	On August 14, 2014, the Board of Directors of Navios Holdings declared a dividend of $0.06 per share of common stock, which will be paid on September 26, 2014 to stockholders of record on September 18, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: August 22, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit

101	The following materials from the Company’s Form 6-K containing its financial statements for the three and six month periods ended June 30, 2014, formatted in eXtensible Business Reporting Language (XBRL): (i) Condensed Consolidated Balance Sheets as at June 30, 2014 (unaudited) and December 31, 2013; (ii) Unaudited Condensed Consolidated Statements of Comprehensive Income for the three and six month periods ended June 30, 2014 and 2013; (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2014 and 2013; (iv) Unaudited Condensed Consolidated Statements of Changes in Equity for the six month periods ended June 30, 2014 and 2013; and (v) the Notes to Condensed Consolidated Financial Statements (unaudited) as block of text.